                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration File No.: 333-57511

PROSPECTUS SUPPLEMENT NO. 2
              TO
PROSPECTUS DATED JUNE 30, 1998


                                3,740,034 SHARES

                         [SFX ENTERTAINMENT, INC. LOGO]

                             CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                                ----------------

     The following information (including the annexes hereto, "Supplement No. 2") supplements the Prospectus dated June 30, 1998 (the "Prospectus") of SFX Entertainment, Inc., a Delaware corporation (the "Company" or "SFX"), related to the offering of up to 3,740,034 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company from time to time by certain Selling Stockholders. Capitalized terms used but not defined herein have the meaning ascribed to them in the Prospectus.

     This Supplement No. 2 should be read in conjunction with the Prospectus and the Prospectus Supplement No.1, dated July 7, 1998 ("Supplement No. 1"). To the extent information contained in this document (including the annexes hereto) differs from the Prospectus or Supplement No. 1, please rely on the information in this Supplement No. 2.

     The date of this Supplement No. 2 is September 18, 1998.

COMPLETED ACQUISITIONS

     On July 2, 1998, the Company acquired certain assets of Don Law. The Don Law Acquisition is described in Supplement No. 1 and in the Prospectus.

     In July and August 1998, the Company completed the acquisition of five additional companies (including EMI) in the theatrical and music segments, principally in the areas of programming, touring and merchandising. The aggregate purchase price was $101.6 million in cash and 300,000 shares of Class A Common Stock (which are subject to piggyback and demand registration rights). The purchase prices were financed with available cash and a portion of the proceeds of the Equity Offering. The Company may also be required to make additional payments to the sellers of one of the acquired companies based on that company's EBITDA for the years 1998 through 2000.

     On September 11, 1998, the Company purchased Magicworks Entertainment Incorporated ("Magicworks"), a publicly-traded company, for a total consideration of approximately $120.0 million in cash. The acquisition was consummated by means of a tender offer (in which the Company purchased approximately 98.7% of the Magicworks common stock) followed by a merger (in which the remaining shares of common stock were converted into the cash consideration). The acquisition was financed with available cash and borrowings under the Credit Facility. Magicworks specializes in the production and promotion of live entertainment events such as theatrical shows, musical concerts, ice skating shows, and other forms of live entertainment.

     The above acquisitions will be accounted for using the purchase method of accounting, and intangible assets created in the purchase transaction will generally be amortized against future earnings over a fifteen-year period. The amount of such amortization will be substantial and will continue to affect the Company's operating results in the future. These expenses, however, do not result in an outflow of cash by the Company and do not impact EBITDA.

PENDING ACQUISITIONS AND REGULATORY MATTERS

     The Company has entered into an Agreement and Plan of Merger, dated as of July 23, 1998, with The Marquee Group, Inc. ("Marquee"). The agreement contemplates that Marquee will become a wholly-owned subsidiary of the Company, in a merger transaction. The agreement provides that, when the merger is consummated, each outstanding share of common stock of Marquee will convert into the right to receive shares of Class A Common Stock having a value equal to $6.00 (subject to upward adjustment to $6.30 under certain circumstances). The Class A Common Stock value will equal the average of the last reported sale price of Class A Common Stock for the fifteen consecutive trading days ending on the fifth trading day before the merger is consummated. The closing will be subject to various conditions, including approval by Marquee's stockholders, Marquee's consummation of certain transactions and the receipt of governmental clearance under the HSR Act. Marquee is a publicly traded company that provides integrated event management, television production, marketing and consulting services in the sports, news and entertainment industries.

     On August 13, 1998, the Company and the owner of the Cellar Door group of companies (collectively, "Cellar Door") entered into a letter of intent with respect to the Company's acquisition of all of the outstanding capital stock of Cellar Door. Pursuant to the letter of intent, the aggregate purchase price for Cellar Door will be $70.0 million in cash payable at closing, shares of Class A Common Stock with a value of $20.0 million (based upon the stock's average closing price for the twenty business days before closing) and $8.5 million payable in five equal annual installments beginning on the first anniversary of the closing date. In addition, the Company will issue to the seller options to purchase 100,000 shares of Class A Common Stock. The closing will be subject to customary closing conditions, including the entry into a definitive acquisition agreement and the receipt of governmental clearance under the HSR Act. Cellar Door is a leading promoter and producer of live entertainment events in the Southeast and Midwest.

     In connection with the HSR Act filings for the Marquee acquisition, the Company has received notice of a preliminary inquiry from the Antitrust Division of the U.S. Department of Justice relating to the Marquee and Cellar Door acquisitions. In order to allow the Department of Justice to evaluate the information provided by the Company, the Company has agreed to re-submit its HSR Act filing for the Marquee acquisition. The Company intends to cooperate fully with the Department of Justice inquiry. The Company believes that the Marquee and Cellar Door acquisitions, along with the Company's overall business and plan of acquisitions, are in compliance with applicable antitrust laws.

     The Company expects to complete the Marquee and Cellar Door acquisitions during the fourth quarter of 1998. However, the timing and completion of these acquisitions are subject to a number of conditions, certain of which are beyond the Company's control (including, in particular, clearance under the HSR Act). These acquisitions might not be consummated during the anticipated time period, on the terms described herein, or at all.


CREDIT FACILITY

     On September 10, 1998, the Company entered into an agreement with The Bank of New York to increase available borrowings under the Revolver portion of the Credit Facility to up to $200.0 million, and thereby increased the aggregate amount that may be borrowed under the Credit Facility to $350.0 million. As of the date hereof, the Company has outstanding borrowings under the Credit Facility of $332.0 million (consisting of $150.0 million under the Term Loan and $182.0 million under the Revolver) and outstanding letters of credit thereunder aggregating $3.4 million.

     In addition, the Company has received a commitment letter from its lenders to replace its existing Credit Facility with a new $600.0 million credit facility. The new facility would consist of a $450.0 million Term Loan and a $150.0 million Revolver. The new facility is subject to the execution of a definitive agreement, and will differ from the current Credit Facility in several respects, including applicable financial ratios, interest rate margins and term of repayment.


QUARTERLY REPORT

     On August 14, 1998, the Company filed with the Commission a Form 10-Q Quarterly Report for the quarter ended June 30, 1998. This report contains updated financial data and a discussion of the Company's financial conditions and results of operations. A copy of this report, without exhibits, is attached to this Supplement No. 2 as Annex A.


PRO FORMA FINANCIAL INFORMATION

     Annex B to this Supplement No. 2 contains pro forma financial information regarding the Company, which supersedes the pro forma financial information set forth in the Prospectus.

                                    ANNEX A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   FORM 10-Q



     [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                      For the quarter ended June 30, 1998


    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                             EXCHANGE ACT OF 1934


                 For the transition period from       to


                       Commission file number: 000-24017


                            SFX ENTERTAINMENT, INC.
             (Exact Name of Registrant as Specified in Its Charter)


              DELAWARE                              13-3977880
    (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)             Identification No.)

                        650 MADISON AVENUE, 16TH FLOOR
                           NEW YORK, NEW YORK 10155
                   (Address of Principal Executive Offices)


                                (212)-838-3100
                        (Registrant's Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]  No [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: As of August 7, 1998, the number of shares outstanding of the Registrant's Class A Common Stock, $.01 par value, and Class B Common Stock, $.01 par value, was 28,753,194 and 1,697,037, respectively.

                                     S-A-1

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                    INDEX TO QUARTERLY REPORT ON FORM 10-Q

                                                                                   PAGE
                                                                                 -------
PART I      FINANCIAL INFORMATION

Item 1.     Financial Statements

            Consolidated Balance Sheets at June 30, 1998 (Unaudited) and
             December 31, 1997 ...............................................   S-A-3

            Consolidated Statements of Operations for the Three Months
             Ended June 30, 1998 and 1997 (Unaudited) ........................   S-A-4

            Consolidated Statements of Operations for the Six Months
             Ended June 30, 1998 and 1997 (Unaudited) ........................   S-A-5

            Consolidated Statements of Shareholders' Equity for the Six Months
             Ended June 30, 1998 and 1997 (Unaudited) ........................   S-A-6

            Consolidated Statements of Cash Flows for the Six Months Ended
             June 30, 1998 and 1997 (Unaudited) ..............................   S-A-7

            Notes to Consolidated Financial Statements (Unaudited) ...........   S-A-8

Item 2.     Management's Discussion and Analysis of Financial Condition and
             Results of Operations ...........................................   S-A-16

PART II     Other Information

Item 1.     Legal proceedings ................................................   S-A-30

Item 6.     Exhibits and Reports on Form 8-K .................................   S-A-30

                                      S-A-2

ITEM 1. FINANCIAL STATEMENTS

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                                  June 30,        December 31,
                                                                                    1998              1997
                                                                                ----------        --------
ASSETS                                                                          (Unaudited)
Current assets:
 Cash and cash equivalents                                                      $  244,438        $  5,979
 Accounts receivable                                                                58,350           3,831
 Prepaid expenses                                                                   36,282              --
 Receivables from equity investees                                                     974              --
 Other current assets                                                               10,352           1,410
                                                                                ----------        --------
Total current assets                                                               350,396          11,220
Property and equipment, net                                                        235,664          59,685
Deferred acquisition costs                                                           1,173           6,213
Goodwill and other intangible assets, net                                          625,125          60,306
Investment in and receivables from, less current portfolio equity investees         19,262             937
Other assets                                                                        11,541           8,581
                                                                                ----------        --------
TOTAL ASSETS                                                                    $1,243,161        $146,942
                                                                                ==========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
 Accounts payable and accrued expenses                                          $   56,792        $  2,715
 Deferred revenue                                                                  136,202           3,603
 Income taxes payable                                                               16,553           1,707
 Due to SFX Broadcasting                                                            52,349          11,539
 Current portion of long-term debt                                                  13,602             755
 Current portion of capital lease obligations                                          144             168
 Current portion of deferred purchase consideration                                    296           1,950
                                                                                ----------        --------
Total current liabilities                                                          275,938          22,437
Long-term debt, less current portion                                               523,743          14,929
Capital lease obligations, less current portion                                      6,042             326
Deferred purchase consideration, less current portion                                2,835           4,289
Deferred income taxes                                                               47,358           2,817
                                                                                ----------        --------
TOTAL LIABILITIES                                                                  855,916          44,798
Minority interest                                                                    3,023              --
Temporary equity -- stock subject to redemption                                     16,500              --
Shareholders' equity:
Preferred Stock, $.01 par value, 25,000,000 shares authorized, none issued
 and outstanding June 30, 1998 and December 31, 1997                                    --              --
Class A common stock, $.01 par value, 100,000,000 shares authorized,
 28,392,662 and 13,579,024 shares issued and outstanding as of June 30,
 1998 and December 31, 1997, respectively                                              284             136
Class B common stock, $.01 par value, 10,000,000 shares authorized,
 1,697,037 and 1,047,037 shares issued and outstanding as of June 30,
 1998 and December 31, 1997, respectively                                               17              10
Additional paid in capital                                                         421,673          98,184
Deferred compensation                                                               (8,427)             --
Accumulated (deficit) earnings                                                     (45,825)          3,814
                                                                                ----------        --------
Total shareholders' equity                                                         367,722         102,144
                                                                                ----------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $1,243,161        $146,942
                                                                                ==========        ========

                            See accompanying notes.

                                     S-A-3

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)



                                                     Three Months Ended June 30,
                                                     ----------------------------
                                                         1998            1997
                                                     ------------     -----------
Revenue                                               $   231,348     $    23,182
Operating expenses:
 Cost of revenue                                          212,506          19,738
 Depreciation and amortization                             14,746           1,036
 Corporate expenses, net of Triathlon fees                  2,015             190
 Non-cash charges                                          32,052              --
                                                     ------------     -----------
                                                          261,319          20,964
                                                     ------------     -----------
 Income (loss) from operations                            (29,971)          2,218
 Income from equity investments                            (1,380)             --
 Interest expense                                          11,473             475
 Investment income                                         (1,602)            (92)
 Minority interest                                            316              --
                                                     ============     ===========
 Income (loss) before provision for income taxes          (38,778)          1,835
 Provision for income taxes                                   850              --
                                                     ------------     -----------
 Net income (loss)                                        (39,628)          1,835
 Accretion on stock subject to redemption                    (825)             --
                                                     ------------     -----------
 Net income (loss) applicable to common shares        $   (40,453)    $     1,835
                                                     ============     ===========
 Basic and diluted net income (loss) per share        $     (1.68)    $      0.13
                                                     ============     ===========
 Weighted average common shares outstanding            24,084,374      14,519,080

                            See accompanying notes.

                                     S-A-4

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                     Six Months Ended June 30,
                                                    ----------------------------
                                                        1998            1997
                                                    ------------     -----------
Revenue                                              $   292,342     $    30,971
Operating expenses:
 Cost of revenue                                         270,681          27,476
 Depreciation and amortization                            19,174           1,696
 Corporate expenses, net of Triathlon fees                 3,329           1,048
 Non-cash charges                                         32,052              --
                                                    ------------     -----------
                                                         325,236          30,220
                                                    ------------     -----------
Income (loss) from operations                            (32,894)            751
Income from equity investments                            (1,825)             --
Interest expense                                          18,221             578
Investment income                                         (2,499)           (118)
Minority interest                                            398              --
                                                    ============     ===========
Income (loss) before provision for income taxes          (47,189)            291
Provision for income taxes                                 1,350              --
                                                    ------------     -----------
Net income (loss)                                        (48,539)            291
Accretion on stock subject to redemption                  (1,100)             --
                                                    ------------     -----------
Net income (loss) applicable to common shares        $   (49,639)    $       291
                                                    ============     ===========
Basic and diluted net income (loss) per share        $     (2.56)    $      0.02
                                                    ============     ===========
Weighted average common shares outstanding            19,381,345      14,260,465

                            See accompanying notes.

                                     S-A-5

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                (IN THOUSANDS)
                                  (UNAUDITED)



                                                                        Six Months Ended June 30,
                                                                       --------------------------
                                                                           1998           1997
                                                                        -----------     --------
Balances at January 1,                                                   $  102,144      $    --
Liabilities in excess of assets of SFX Broadcasting, Inc. assumed in
 the Spin-Off, principally taxes of $105.0 million                         (128,545)      97,726
Sale of Class A Common Stock                                                329,004           --
Issuance of Class A Common Stock for acquisitions                            87,464           --
Issuance of Class A Common Stock pursuant to employment
 agreements                                                                   7,668           --
Issuance of Class B Common Stock pursuant to employment
 agreements                                                                  18,526           --
Net (loss) income                                                           (48,539)         291
                                                                        -----------     --------
Balances at June 30                                                      $  367,722      $98,017
                                                                        ===========     ========

                            See accompanying notes.

                                     S-A-6

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)


                                                                         Six Months Ended June 30,
                                                                         --------------------------
                                                                             1998           1997
                                                                         -----------      ---------
Operating activities:
Net (loss) income                                                         $  (48,539)     $     291
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
 Depreciation and amortization                                                19,174          1,696
 Pretax income of equity investees, net of distributions received              1,219           (220)
 Non-cash charges                                                             32,052             --
 Minority interest                                                               398             --
Changes in operating assets and liabilities, net of amounts acquired:
 Accounts receivable                                                          (2,546)        (1,789)
 Prepaid expenses                                                            (17,467)        (2,051)
 Other current assets                                                         (9,224)            --
 Other assets                                                                  1,867             --
 Accounts payable and accrued expenses                                         2,001            487
 Accrued interest and dividends                                               13,271           (405)
 Deferred revenue                                                             79,062          9,626
                                                                         -----------      ---------
Net cash provided by operating activities                                     71,268          7,635
Investing activities:
 Purchases of entertainment businesses, net of cash acquired                (514,753)       (70,033)
 Deposits and other payments for pending acquisitions                         (1,140)
 Purchases of property and equipment                                         (35,956)          (672)
                                                                         -----------      ---------
Net cash used in investing activities                                       (551,849)       (70,705)
                                                                         -----------      ---------
Financing activities:
 Capital contributed by SFX Broadcasting                                          --         79,541
 Proceeds from issuance of senior subordinated debt and borrowings
   under the credit agreement                                                527,500             --
 Proceeds from sale of common stock                                          330,683             --
 Repayment of debt                                                           (32,428)          (247)
 Payments made to SFX Broadcasting pursuant to the Spin-Off                  (89,230)            --
 Other, principally debt issuance costs                                      (17,485)            --
                                                                         -----------      ---------
Net cash provided by financing activities                                    719,040         79,294
Net increase in cash and cash equivalents                                    238,459         16,224
Cash and cash equivalents at beginning of period                               5,979             --
                                                                         -----------      ---------
Cash and cash equivalents at end of period                                $  244,438      $  16,224
Supplemental disclosure of cash flow information:
Cash paid for interest                                                    $    4,052      $      --
                                                                         ===========      =========
Cash paid for income taxes                                                $      284      $      --
                                                                         ===========      =========

Supplemental disclosure of non-cash investing and financing activities:

o Issuance of equity securities, including deferred equity security issuance and assumption of debt in connection with certain acquisitions (see Note 1).

o Agreements to pay future cash consideration in connection with certain acquisitions (see Note 1).

o The balance sheet includes certain assets and liabilities that have been contributed to the Company by SFX Broadcasting.

                            See accompanying notes.

                                     S-A-7

                   SFX ENTERTAINMENT, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. ORGANIZATION AND BASIS OF PRESENTATION

SFX Entertainment, Inc. ("SFX" or the "Company") is a leading promoter, producer and venue operator for live entertainment events. In addition, the Company is a leading full-service marketing and management company specializing in the representation of team sports athletes, primarily in professional basketball.

The Company owns and/or operates the largest network of venues in the country used principally for music concerts and other live entertainment events. Upon completion of all pending acquisions, it will have 73 venues either directly owned or operated under lease or exclusive arrangements, including 13 amphitheatres in 9 of the top 10 markets. The Company also develops and manages touring Broadway shows, selling subscriptions series in 39 of the estimated 60 markets that maintain active touring schedules with approximately 240,000 subscribers last year. Through its large number of venues and the long operating histories of the business it has acquired, SFX operates an integrated franchise that promotes and produces a broad variety of live entertainment events locally, regionally and nationally. Pro forma for all completed and pending acquisitions, during 1997, approximately 30 million people attended 11,300 events promoted and/or produced by SFX, including approximately 5,400 music concerts, 5,600 theatrical shows and over 200 specialized motor sports events.

SFX was formed as a wholly-owned subsidiary of SFX Broadcasting, Inc. in December 1997 and as the parent company of SFX Concerts, Inc ("Concerts"). Concerts was formed in January of 1997 to acquire and hold SFX Broadcasting's live entertainment operations. The Company had no substantive operations until its acquisition of Delsener/Slater Enterprises, Ltd. and affiliated companies ("Delsener/Slater") in January 1997.

In August 1997, SFX Broadcasting agreed to the merger (the "Broadcasting Merger Agreement") among SBI Holdings, Inc. (the "Buyer"), SBI Radio Acquisition Corporation, a wholly-owned subsidiary of the Buyer, and SFX Broadcasting (the "Broadcasting Merger") and to the spin-off of the Company to the shareholders of SFX Broadcasting (the "Spin-Off"). The Spin-Off was completed on April 27, 1998 and the Broadcasting Merger was completed on May 29, 1998.

Information with respect to the three and six months ended June 30, 1998 and 1997 is unaudited. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company, for the periods presented.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131 ("SFAS 131"), "Disclosure About Segments of an Enterprise and Related Information," which establishes new standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that these enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for fiscal years beginning after December 31, 1997, and therefore the Company will adopt the new requirements in 1998. Management has not yet completed its review of SFAS 131 and as such has not determined what reportable segments will be presented.

The Company's operations and revenues are largely seasonal in nature, with generally higher revenue generated in the second and third quarters of the year. The Company's outdoor venues are primarily utilized in the summer months and do not generate substantial revenue in the late fall, winter and early spring. Similarly, the musical concerts that the Company promotes largely occur in the second and third quarters. To the extent that the Company's entertainment marketing and consulting relate to musical concerts, they also predominantly generate revenues in the second and third quarters. However, this seasonality is somewhat offset by typically non-summer seasonal businesses such as motor sports (which is winter-seasonal) and touring Broadway shows (which typically tour between September and May).


                                     S-A-8

2. ACQUISITIONS

1997 Acquisitions

In January 1997, SFX Broadcasting acquired Delsener/Slater, a concert promotion company which has long-term leases or is the exclusive promoter for seven of the major concert venues in the New York City metropolitan area. In March 1997, the Company acquired the stock of certain companies which own and operate the Meadows Music Theater (the "Meadows"), an indoor/outdoor complex located in Hartford, Connecticut. In June 1997, the Company acquired the stock of Sunshine Promotions, Inc. and certain other related Companies ("Sunshine Promotions"), an owner-operator of venues and a concert promoter in the Midwest.

The Delsener/Slater, Meadows, and Sunshine Promotions acquisitions are collectively referred to herein as the "1997 Acquisitions." The 1997 Acquisitions were financed through capital contributions from SFX Broadcasting and were accounted for under the purchase method of accounting.

1998 Acquisitions

 Westbury

On January 8, 1998, the Company acquired a long-term lease for Westbury Music Fair, located in Westbury, New York, (the "Westbury Acquisition") for an aggregate consideration of approximately $3.0 million in cash and 75,019 shares of Class A Common Stock. During the period between the closing and January 8, 2000, the Company has the right to repurchase all of such shares for an aggregate consideration of $2.0 million and the seller has the right to require the Company to purchase all of such shares for an aggregate consideration of $750,000.

 BGP

On February 24, 1998, the Company acquired all of the outstanding capital stock of BG Presents ("BGP"), an owner-operator of venues for live entertainment and a promoter in the San Francisco Bay area (the "BGP Acquisition"), for total consideration of approximately $80.3 million (including the repayment of $12.0 million in BGP debt and the issuance upon the Spin-Off of 562,640 shares of Class A Common Stock of the Company valued by the parties at $7.5 million). The sellers of BGP provided net working capital (as defined in the acquisition agreement) at the closing in an amount equal to or greater than long-term debt.


 PACE

On February 25, 1998, the Company acquired all of the outstanding capital stock of PACE Entertainment Corporation ("PACE"), a diversified producer and promoter of live entertainment in the United States (the "PACE Acquisition"), for total consideration of approximately $150.1 (including issuance upon the Spin-Off of 1,500,000 shares of the Company's Class A Common Stock valued by the parties at $20.0 million and assumption of approximately $20.6 million of debt). In related transactions, the Company acquired, for total consideration of $90.6 million comprised of $41.4 million in cash, the repayment of approximately $43.1 million of debt and the assumption of approximately $6.1 million of debt related to a capital lease, the 66 2/3% ownership interests of Blockbuster Entertainment Corporation and Sony Music Entertainment, Inc. in Amphitheater Entertainment Partnership, a partner of PACE in the Pavilion Partners venue partnership. As a result, the Company owns 100% of Pavilion Partners.

The PACE acquisition agreement further provides that each seller of PACE shall have an option, exercisable during a period beginning on the fifth anniversary of the closing of the PACE Acquisition and ending 90 days thereafter, to require the Company to purchase up to one-third of the PACE consideration stock received by such PACE seller for a cash purchase price of $33.00 per share. With certain limited exceptions, these option rights are not assignable by the PACE sellers.

Under the terms of an employment agreement entered into by the Company with an officer of PACE, the officer will have the right, two years from the date of the acquisition, to purchase PACE's motor sports division at fair value. If the motor sports division has been sold by the Company, the officer would be entitled to purchase PACE's theatrical division for the fair value.

In addition, on March 25, 1998 PACE paid $4.0 million to acquire a 67% interest in certain assets and liabilities of USA Motor Sports, a producer and promoter of motor sports events. The remaining 33% interest is owned by the Contemporary Group.


                                     S-A-9

 Contemporary

On February 27, 1998, the Company acquired the Contemporary Group ("Contemporary"), a fully-integrated live entertainment and special event promoter and producer, venue owner and operator and consumer marketer, for total consideration of approximately $101.4 million comprised of $72.8 million in cash, a payment for working capital of approximately $9.9 million and the issuance of preferred stock of the Company valued by the parties at $18.7 million which, upon the Spin-Off, was converted into 1,402,850 shares of Class A Common Stock of the Company (the "Contemporary Acquisition"). The Contemporary Acquisition involved the merger of Contemporary International Productions Corporation with and into the Company, the acquisition by a wholly owned subsidiary of the Company of substantially all of the assets, excluding certain cash and receivables, of the remaining members of Contemporary and the acquisition by Contemporary of the 50% interest in the Riverport Amphitheater Joint Venture not owned by Contemporary. If any of the Contemporary sellers owns any shares of the Company's Class A Common Stock received in the Contemporary Acquisition on the second anniversary of the closing date and the average trading price of such stock over the 20-day period ending on such anniversary date is less than $13.33 per share, then the Company will make a one-time cash payment to each individual holding any such shares that is equal to the product of (i) the quotient of the difference between (A) the actual average trading price per share over such 20-day period and (B) $13.33 divided by two, multiplied by (ii) the number of shares of Class A Common Stock of the Company received by such individual in the Contemporary Acquisition and owned as of such anniversary date. In May 1998 the Company placed 140,000 of the shares issued in connection with the Contemporary Acquisition into an escrow account. The Company may, at its sole discretion, cancel such shares at any time.

 Network

On February 27, 1998, the Company acquired the Network Magazine Group ("Network Magazine"), a publisher of trade magazines for the radio broadcasting industry, and SJS Entertainment Corporation ("SJS"), an independent creator, producer and distributor of music-related radio programming, services and research which it exchanges with radio broadcasters for commercial air-time sold, in turn, to national network advertisers (the "Network Acquisition"), for total consideration of approximately $66.8 million comprised of $52.0 million in cash, a payment for working capital of approximately $1.8 million, reimbursed sellers costs of $500,000, the purchase of an office building and property for $2.5 million and the issuance upon the Spin-Off of approximately 750,000 shares of Class A Common Stock of the Company valued by the parties at $10.0 million. The $2.5 million purchase of the office building and property is comprised of cash of approximately $700,000 and the assumption of debt of approximately $1.8 million. The Company is also obligated to pay the sellers an additional payment in Class A Common Stock or, at the Company's option, cash based on future operating results, as defined, generated on a combined basis by Network Magazine and SJS in 1998, up to a maximum of $14.0 million. In the Network Acquisition, the Company, through a wholly owned subsidiary, acquired all of the outstanding capital stock of each of The Album Network, Inc. and SJS Entertainment Corporation and purchased substantially all of the assets and properties and assumed substantially all of the liabilities and obligations of The Network 40, Inc.

 Concert/Southern

On March 4, 1998, the Company acquired Concert/Southern Promotions ("Concert/Southern"), a promoter of live music events in the Atlanta, Georgia metropolitan area (the "Concert/Southern Acquisition"), for total cash consideration of approximately $16.9 million, which includes a $300,000 payment for working capital.

 Avalon

On May 14, 1998, the Company acquired all of the outstanding equity interests of Irvine Meadows Amphitheater, New Avalon, Inc., TBA Media, Inc. and West Coast Amphitheater (collectively, "Avalon") for a cash purchase price of $26.8 million (subject to upward adjustment), including approximately $300,000 that the Company paid to reimburse the Avalon sellers for certain third party out of pocket expenses incurred in the development of the Camarillo Creek Amphitheatre (the "Avalon Acquisition"). Avalon is a concert promoter and producer that operates predominantly in the Los Angeles area.

 Oakdale

On June 3, 1998, the Company acquired certain assets of Oakdale Concerts, LLC and Oakdale Development Limited Partnership (collectively, "Oakdale"), a promoter and producer of concerts in Connecticut and the owner of the 4,800 seat


                                     S-A-10

Oakdale Music Theater, for a purchase price of $9.4 million in cash and the assumption of $2.5 million in liabilities (the "Oakdale Acquisition"). The Company also made a non-recourse loan to the Oakdale sellers in the amount of $11.4 million. In addition, pursuant the Oakdale Agreement, if the Combined EBITDA (as defined in the Oakdale Agreement) of the Oakdale Theater and Meadows exceeds $5.5 million in 1999, the Company will be obligated to pay between 5.0 to 5.8 times the amount of such excess to the Oakdale sellers.

 FAME

On June 4, 1998, the Company acquired Falk Associates Management Enterprises, Inc. and Financial Advisory Management Enterprises, Inc. (collectively, "FAME"), a full-service marketing and management company which specializes in the representation of team sports athletes, primarily in professional basketball. The aggregate purchase price for FAME was approximately $82.2 million in cash (including approximately $7.9 million which the Company paid in connection with certain taxes incurred by FAME and the FAME sellers and excluding $4.7 million of taxes paid on behalf of the sellers which will be refunded to the Company in 1999) and 1.0 million shares of Class A Common Stock (the "FAME Acquisition"). The agreement also provides for payments by the Company to the FAME sellers of additional amounts up to an aggregate of $15.0 million in equal annual installments over 5 years contingent on the achievement of certain operating performance targets. The agreement also provides for additional payments by the Company if FAME's operating performance exceed the targets by certain amounts.

The Westbury Acquisition, the PACE Acquisition, the Contemporary Acquisition, the Network Acquisition, the BGP Acquisition, the Concert/Southern Acquisition, the Avalon Acquisition, the Oakdale Acquisition, and the FAME Acquisition are collectively referred to herein as the "1998 Acquisitions." The 1998 Acquisitions were accounted for under the purchase method of accounting and funded with the proceeds of the Note and Equity Offerings. The purchase prices of the 1998 Acquisitions have been preliminarily allocated to the assets acquired and liabilities assumed and are subject to change.

Operating results for the 1997 Acquisitions and the 1998 Acquisitions are included herein from their respective acquisition dates. Operating results associated with the assets and liabilities contributed by SFX Broadcasting are included herein. Prior to the Spin-Off, SFX Broadcasting provided various administrative services to the Company. SFX Broadcasting allocated these expenses on the basis of direct usage. In the opinion of management, this method of allocation was reasonable and allocated expenses approximated what the Company would have incurred on a stand-alone basis. Intercompany transactions and balances have been eliminated in consolidation.

The following pro forma summary represents the consolidated results for the six months ended June 30, 1998 and the year ended December 31, 1997 as if the 1997 Acquisitions and the 1998 Acquisitions had occurred at January 1, 1997 after giving effect to certain adjustments, including amortization of intangible assets and interest expense on the acquisition debt. These pro forma results have been included for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of that date or of results which may occur in the future (in thousands).

                                                      PRO FORMA
                                        Six Months Ended     Year Months Ended
                                          June 30, 1998      December 31, 1997
                                       ------------------   ------------------
  Revenues                                 $ 419,464            $  701,301
  Net loss                                 $ (30,921)           $  (19,016)
  Loss applicable to common shares         $   (1.68)           $    (1.15)

3. FINANCING

 Note Offering and Guarantees by Subsidiaries

On February 11, 1998, the Company completed an offering of $350.0 million 9 1/8% Senior Subordinated Notes (the "Notes" and "Note Offering") due 2008. Interest is payable on the Notes on February 1 and August 1 of each year. On July 15, 1998, the Company consummated the exchange of substantially identical notes (the "Exchange Notes") for all outstanding Notes. All Notes were tendered for exchange and were cancelled upon the issuance of the same principal amount of Exchange Notes.

The Company is a holding company that has no operating assets or operations of its own. Substantially, all the Company's subsidiaries are wholly owned and have jointly and severally guaranteed the Company's indebtedness represented by the Exchange Notes (the "Guarantors"). Certain subsidiaries (the "Non-Guarantor Subsidiaries") do not guarantee such indebtedness.


                                     S-A-11

Full financial statements of the Guarantors and Non-Guarantor Subsidiaries have not been included because, pursuant to their respective guarantees, the Guarantors are jointly and severally liable with respect to the Exchange Notes and management believes that the Non-Guarantor Subsidiaries are not material to the Company on a consolidated basis. Accordingly, the Company does not believe that the information contained in separate full financial statements of the Guarantors or Non-Guarantor Subsidiaries would be material to investors.

The following are summarized unaudited statements setting forth certain financial information concerning the Guarantors and Non-Guarantor Subsidiaries as of and for the six months ended June 30, 1998 (in thousands).

                                               SFX
                                         Entertainment,     Guarantor    Non-Guarantor                  SFX Entertainment
                                              Inc.        Subsidiaries    Subsidiaries   Eliminations     consolidated
                                        ---------------- -------------- --------------- -------------- ------------------
 Current assets                              158,377         182,523        9,703              (207)         350,396
 Property and equipment, net                   8,412         217,306        9,946                 -          235,664
 Goodwill, net                                77,548         525,788        21,789                -          625,125
 Investment in subsidiaries                  778,301               -            -          (778,301)               -
 Other assets                                  7,356          34,220        3,147           (12,747)          31,976
                                             -------         -------        ------         --------          -------
  Total assets                             1,029,994         959,837        44,585         (791,255)       1,243,161
                                           =========         =======        ======         ========        =========
 Current liabilities                          84,287         183,177        8,681              (207)         275,938
 Long-term debt, less current portion        512,118          17,962        12,452          (12,747)         529,785
 Other liabilities                            49,367             355          471                 -           50,193
 Minority interest                                 -           2,657          366                 -            3,023
 Temporary equity                             16,500               -            -                 -           16,500
 Shareholders' equity                        367,722         755,686        22,615         (778,301)         367,722
                                           ---------         -------        ------         --------        ---------
  Total liabilities and shareholders'
   equity                                  1,029,994         959,837        44,585         (791,255)       1,243,161
                                           =========         =======        ======         ========        =========
 Revenue                                           -         289,380        2,962                 -          292,342
 Operating expenses                           40,302         281,874        3,060                 -          325,236
 Interest expense, net                        15,308             387          299              (272)          15,722
 Minority interest                                 -             399             (1)              -              398
 Income from equity investments                    -          (1,825)           -                 -           (1,825)
 Provision for income taxes                    1,350               -            -                 -            1,350
                                           ---------         -------        -------        --------        ---------
 Net (loss) income                           (56,960)          8,545         (396)              272          (48,539)
                                           =========         =======        =======        ========        =========
 Cash flow from operations                   (74,347)        141,056        4,559                 -           71,268
 Cash flow from investing activities        (515,893)        (35,671)        (285)                -         (551,849)
 Cash flow from financing activities         732,968          (4,834)         (94)                -          719,040
 Cash at the beginning of the period               -           2,915        3,064                 -            5,979
 Cash at the end of the period               133,728         103,466        7,244                 -          244,438

The following are summarized unaudited statements setting forth certain financial information concerning the Guarantors and Non-Guarantor Subsidiaries as of and for the three months ended June 30, 1998 (in thousands).

                                          SFX                                                                  SFX
                                     Entertainment       Guarantor      Non-Guarantor                     Entertainment
                                          Inc.         Subsidiaries      Subsidiaries     Elimination     Consolidated
                                    ---------------   --------------   ---------------   -------------   --------------
 Revenue                                      -          228,386           2,962           231,348
 Operating expenses                      37,761          220,856           2,702           261,319
 Interest expense, net                    9,922              (74)            227              (204)            9,871
 Minority interest                            -              218              98               316
 Income from equity investments               -           (1,380)                                             (1,380)
 Provision for income taxes                 850                -                                                 850
                                         ------          -------                                              ------
 Net (loss) income                      (48,533)           8,766             (65)              204           (39,628)
                                        =======          =======           =====           =======           =======

                                     S-A-12

 Credit Agreement

On February 26, 1998 the Company executed a Credit and Guarantee Agreement (the "Credit Agreement" or "Credit Facility") which established a $300.0 million senior secured credit facility comprised of (i) a $150.0 million eight-year term loan (the "Term Loan") and (ii) a $150.0 million seven-year reducing revolving credit facility (the "Revolver"). In addition, in August 1998, the Company received a commitment from its lenders to increase its borrowing availability under the Revolver by $50.0, which increases the Company's remaining borrowing availability under the Credit Agreement to approximately $135.0. Loans outstanding under the Credit Facility bear interest, at the Company's option, at 1.875 to 2.375 percentage points over LIBOR or the greater of the Federal Funds rate plus 0.50% or The Bank of New York's prime rate. The interest rate spreads on the Term Loan and the Revolver will be adjusted based on the Company's Total Leverage Ratio (as defined in the Credit Agreement). The Company will pay a per annum commitment fee on unused availability under the Revolver of 0.50% to the extent that the Company's Leverage Ratio is greater than or equal to 4.0 to 1.0, and 0.375% if such ratio is less than 4.0 to 1.0 and a per annum letter of credit fee equal to the Applicable LIBOR Margin (as defined in the Credit Agreement) for the Revolver then in effect. Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company, including a pledge of the outstanding stock of substantially all of its subsidiaries and guaranteed by all of the Company's subsidiaries. On February 27, 1998, the Company borrowed $150.0 million under the Term Loan. As of June 30, 1998 there were no borrowings under the Revolver. As of August 14, 1998, the Company had borrowed $65.0 million of the Revolver to fund a portion of the purchase prices of the Subsequent Acquisitions (as defined, see Note 8).


 Equity Offering

On May 27, 1998, the Company consummated an offering of 8,050,000 shares of Class A Common Stock at an offering price of $43.25 per share (the "Equity Offering"). The proceeds received by the Company, after deducting the underwriting discount and offering expenses, were approximately $329.0 million. The proceeds (i) were used to repay certain indebtedness and consummate the FAME Acquisition and Oakdale Acquisition and a portion of the Subsequent Acquisitions (as defined, see Note 8) and (ii) were used to pay $67.5 million of the tax indemnification obligation due to SFX Broadcasting on June 30, 1998 pursuant to the tax sharing agreement, as amended (see Note 1).

4. CAPITAL STOCK

In order to facilitate the Spin-Off, the Company revised its capital structure to increase its authorized capital stock and to effect a stock split. The authorized capital stock of the Company consists of 110,000,000 shares of Common Stock (comprised of 100,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock), and 25,000,000 shares of preferred stock, par value $.01 per share.

In the Spin-Off, (a) 13,579,024 shares of Class A Common Stock were distributed to holders on the Spin-Off record date of SFX Broadcasting's Class A Common Stock, Series D preferred stock and interests in SFX Broadcasting's director deferred stock ownership plan, (b) 1,047,037 shares of Class B Common Stock were distributed to holders on the Spin-Off record date of SFX Broadcasting Class B Common Stock and (c) 609,856 shares of Class A Common Stock were issued upon the exercise of certain warrants of SFX Broadcasting. The financial statements have been retroactively adjusted to reflect this transaction.

Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, except (a) for the election of directors, (b) with respect to any "going private" transaction between the Company and Mr. Sillerman or any of his affiliates and (c) as otherwise provided by law.

The Board of Directors has the authority to issue preferred stock and will assign the designations and rights at the time of issuance.

During January 1998, the Board of Directors and SFX Broadcasting, as sole stockholder, approved and adopted a stock option and restricted stock plan providing for the issuance of restricted shares of the Company's Class A Common Stock and options to purchase shares of the Company's Class A Common Stock totaling up to 2,000,000 shares. In January 1998, the Company granted options exercisable for an aggregate of 360,000 shares of the Company's Class A Common Stock at an exercise price of $5.50 which will vest over three years. The Company will record non-cash compensation charges over the three-year vesting period of approximately $3.3 million annually. Between April and June the Company granted options exercisable for an aggregate of 1,629,666 shares of Class A Common Stock at exercise prices ranging from $29.125 to $45.875.


                                     S-A-13

During January 1998, in connection with the expectation of certain executive officers entering into employment agreements with the Company, the Board of Directors, upon recommendation of the Compensation Committee, approved the sale of an aggregate of 650,000 shares of the Company's Class B Common Stock and 190,000 shares of the Company's Class A Common Stock to certain officers for a purchase price of $2.00 per share. Such shares were issued in April 1998. A non-cash charge to earnings was recorded by the Company in the second quarter of approximately $23.9 million associated with the sale.

The Board of Directors also approved the issuance of shares of the Company's Class A Common Stock to holders of stock options or stock appreciation rights ("SARs") of SFX Broadcasting as of the Spin-Off record date, whether or not vested. The issuance was approved to allow such holders of these options or SARs to participate in the Spin-Off in a similar manner to holders of SFX Broadcasting's Class A Common Stock. Additionally, many of the option holders will become officers, directors and employees of the Company.

5. NON-CASH CHARGES

Non-cash charges recorded in the second quarter of 1998 of $32.1 million consisted of (a) $23.9 million of compensation related to sale of 650,000 shares of Class B Common Stock and 190,000 shares of Class A Common Stock at a purchase price of $2.00 per share to certain executive officers pursuant to employment agreements (b) $7.5 million associated with the issuance of 247,177 shares of Class A Common Stock to Mr. Sillerman in connection with the repurchase (the "Meadows Repurchase") of shares of SFX Broadcasting, Inc. issued to the Sellers of Meadows and (c) $573,000 related to the issuance of stock options to certain executive officers pursuant to employment agreements exercisable for an aggregate of 252,500 shares of Class A Common Stock. These options vest over three years and have an exercise price of $5.50 per share. The Company is recording non-cash compensation charges of approximately $3.3 million annually over the three-year exercise period.

In addition, a $2.7 million write down of the remaining balance of the deferred expense relating to the Triathlon Broadcasting Company ("Triathlon") agreement was recorded in the second quarter of 1998 as a result of Triathlon's recent agreement to be acquired by a third party. If Triathlon is acquired by a third party, it is unlikely that the consulting fees would continue for the remainder of the agreement's term. The write down was recorded as a charge to amortization expense.

6. SPIN-OFF

Pursuant to the terms of the Spin-Off, SFX Broadcasting contributed to the Company all of the assets relating to its live entertainment businesses and the Company assumed all of SFX Broadcasting's liabilities pertaining to the live entertainment businesses, as well as certain other liabilities including the obligation to make change of control payments to certain employees of SFX Broadcasting of approximately $5,000,000 as well as the obligation to indemnify one-half of certain of these employees' excise tax. At the time of the Broadcasting Merger, the Company preliminarily paid $8.3 million of negative Working Capital (as defined in the Broadcasting Merger Agreement) to SFX Broadcasting. Any additional payments which may be payable upon the final determination of the Working Capital will be reflected as an increase or decrease, as the case may be, to equity. In a related transaction, the Company received $10.3 million of these costs by a third party.

In connection, with the Spin-Off, the Company entered into a tax sharing agreement with SFX Broadcasting, pursuant to the tax sharing agreement, as amended, the Company is responsible for certain taxes incurred by SFX Broadcasting, including income taxes imposed with respect to income generated by the Company for periods prior to the Spin-Off and taxes resulting from gain recognized by SFX Broadcasting in the Spin-Off. The Company believes that the amount of taxes it will be required to pay in connection with the Spin-Off will be approximately $120.0 million, of which $67.5 million was paid on June 30, 1998. The remaining portion of the tax indemnity payment will be paid as follows: $26.3 million on September 30, 1998 and $26.3 million on December 31, 1998. Management's estimates of the amount of the indemnity payment are based on assumptions which management believes are reasonable. However, upon the completion of all final tax returns, including any potential tax audits, such assumptions could be modified in a manner that would result in a significant variance in the actual amount of the tax indemnity.

7. COMMITMENTS AND CONTINGENCIES

While the Company is involved in several law suits and claims arising in the ordinary course of business, the Company is not now a party to any legal proceeding that the Company believes would have a material adverse effect on its business, financial position or results of operations.


                                     S-A-14

8. SUBSEQUENT EVENTS

Subsequent Acquisitions

Since June 30, 1998, the Company has completed the acquisitions of Don Law and five other entertainment related companies (collectively, the "Subsequent Acquisitions").

 Don Law

On July 2, 1998, the Company acquired certain assets of Blackstone Entertainment, LLC ("Don Law"), a concert and theater promoter in New England, for an aggregate consideration of approximately $92.2 million, including the repayment of approximately $7.0 million in debt. Don Law currently owns and/or operates three venues in New England with an aggregate seating capacity of 27,400. Don Law also acts as the sole ticket operator for all of its own venues as well as several third party venues.

 Other Acquisitions

In July and August of 1998, the Company completed the acquisition of five companies in the theatrical and music segments, principally in the areas of programming, touring and merchandising. The aggregate purchase price was $101.6 million in cash and 300,000 shares of Class A Common Stock. In addition, the Company is required to make a loan to certain sellers in an amount equal to taxes incurred by the sellers in connection with one of the transactions. The Company expects that the amount of the loan will be approximately $750,000.

The Company used a portion of the proceeds from the Equity Offering and additional borrowings under the Credit Agreement to consummate the Subsequent Acquisitions.

Pending Acquisitions

 Marquee

The Company has entered into an agreement and plan of merger (the "Marquee Merger Agreement"), dated as of July 28, 1998, with The Marquee Group, Inc. ("Marquee"), pursuant to which Marquee will become a wholly-owned subsidiary of the Company. Pursuant to the Marquee Merger Agreement, at the effective time of the merger, each outstanding share of common stock of Marquee will be converted into the right to receive the number of shares of the Company's Class A Common Stock having a value equal to $6.00 (subject to upward adjustment to $6.30 under certain circumstances). The value of the Company's Class A Common Stock will be based upon the average of the reported price of the Company's Class A Common Stock for the fifteen consecutive trading days ending on the fifth trading day prior to the effective time of the merger. Marquee is a publicly traded company that provides integrated event management, television production, marketing and consulting services in the sports, news and entertainment industries. The merger is expected to be consummated in the fourth quarter of 1998.

Magicworks

On August 6, 1998, the Company and MWE Acquisition Corp. ("MWE"), a wholly owned subsidiary of the Company, entered into an Agreement and Plan of Merger pursuant to which, among other things, (i) MWE agreed to make a cash tender offer (the "Offer") for all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Magicworks Entertainment Incorporated ("Magicworks"), for $4.00 per Share, net to the seller in cash, and (ii) MWE will subsequently merge with and into Magicworks (the "Merger", and together with the Offer, the "Magicworks Acquisition"). The Offer was commenced on August 13, 1998. Magicworks specializes in the production and promotion of live entertainment events such as theatrical shows, musical concerts, ice skating shows, and other forms of live entertainment. The total consideration payable in the Magicworks Acquisition is estimated to be approximately $120.7 million in cash, and is expected to be financed with available cash and borrowings under the Credit Facility.

 Cellar Door

On August 13, 1998, the Company and the beneficial owner of all of the outstanding equity interest of the entities comprising the Cellar Door Companies (collectively, "Cellar Door") entered into a letter of intent with respect to the Company's acquisition of all of the outstanding capital stock of Cellar Door (the "Cellar Door Acquisition"). Pursuant to the letter of intent, the aggregate purchase price for Cellar Door will be $70.0 million in cash payable at closing, Class A Common Stock with a value of $20.0 million (based upon the average closing price of the Class A Common Stock for the twenty business day period ending on the business day prior to the closing) and $8.5 million payable in five equal annual


                                     S-A-15
installments beginning on the first anniversary of the closing date. In addition, the Company will issue to the seller options to purchase 100,000 shares of the Company's Class A Common Stock. The closing will be subject to customary closing conditions, including the entry into a definitive acquisition agreement. Cellar Door is a leading promoter and producer of live entertainment events.

The Marquee Merger, the Magicworks Acquisition, and the Cellar Door Acquisition are collectively referred to herein as the "Pending Acquisitions." The Company expects to complete each of the Pending Acquisitions during the third and fourth quarters of 1998. However, the timing and completion of the Pending Acquisitions are subject to a number of conditions, including the approval of the stockholders of Marquee and Magicworks, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the receipt of all applicable consents from third parties and regulatory agencies. Certain of these conditions are beyond the Company's control and there can be no assurance that each of the Pending Acquisitions will be consummated during the third and fourth quarter 1998, on the terms described herein, or at all. The Company is also currently pursuing certain additional acquisitions; however, it has not entered into any definitive agreements with respect to such acquisitions and there can be no assurance that it will do so.

Incentive Stock Grant Program

The Company's compensation committee has recommended that the Company adopt an incentive stock grant program. The Company has engaged an outside compensation consultant to assist in finalizing the details of the plan. It is presently anticipated that the plan will involve approximately 1.3 million shares of the Company's Common Stock which will be issuable to members of the Company's senior management based upon the achievement of significant increases in the trading price of the Company's Class A Common Stock. Adoption of the plan may be subject to stockholder approval depending upon its final terms. The Company expects that the plan will be finalized prior to the end of the third quarter.

Credit Agreement

In August 1998, the Company received a commitment to increase the availability under the revolving Credit Facility from $150.0 to $200.0 million.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

SFX Entertainment, Inc. ("SFX" or the "Company") is a leading promoter, producer and venue operator for live entertainment events. In addition, the Company is a leading full-service marketing and management company specializing in the representation of team sports athletes, primarily in professional basketball.

The Company owns and/or operates the largest network of venues in the country used principally for music concerts and other live entertainment events. Upon completion of all pending acquisions, it will have 73 venues either directly owned or operated under lease or exclusive arrangements, including 13 amphitheatres in 9 of the top 10 markets. The Company also develops and manages touring Broadway shows, selling subscriptions series in 39 of the estimated 60 markets that maintain active touring schedules with approximately 240,000 subscribers last year. Through its large number of venues and the long operating histories of the business it has acquired, SFX operates an integrated franchise that promotes and produces a broad variety of live entertainment events locally, regionally and nationally. Pro forma for all completed and pending acquisitions, during 1997, approximately 30 million people attended 11,300 events promoted and/or produced by SFX, including approximately 5,400 music concerts, 5,600 theatrical shows and over 200 specialized motor sports events.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to the differences include, but are not limited to, risks and uncertainties relating to the Company's absence of a combined operating history, its potential inability to integrate its acquisitions and other risks related to the recent acquisitions, the Company's substantial leverage, control of the motor sports and theatrical businesses, future acquisitions, inability to obtain future financing, inability to successfully implement operating strategies (including the achievement of cost savings), the Company's expansion strategy, its need for additional funds, its control of venues, control by management, dependence on key personnel, potential conflicts of interest,


                                     S-A-16
indemnification agreements, seasonality, competition, regulatory matters, environmental matters, economic conditions and consumer tastes and availability of artists and events. For a more detailed discussion of these and other risk and uncertainties, readers should see the Company's latest annual report and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

The performance of entertainment companies, such as the Company, is measured, in part, by their ability to generate EBITDA. "EBITDA" is defined as earnings before interest, taxes, other income, net equity income (loss) from investments and depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), the Company believes that EBITDA is accepted by the industry as a generally recognized measure of performance and is used by analysts who report publicly on the performance of entertainment companies. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, net income, net cash provided by operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with GAAP.

The Company's core business is the promotion and production of live entertainment events, most significantly for concert and other music performances in venues owned and/or operated by the Company and in third-party venues. In connection with all of its live entertainment events, the Company seeks to maximize related revenue streams, including the sale of corporate sponsorships, the sale of concessions and the merchandising of a broad range of products. On a pro forma basis for the 1998 Acquisitions, the Company's music businesses, including venue operations, comprised approximately 65% of net revenues, theater comprised approximately 18% of net revenues, sports, including representation of professional athletes and specialized motor sports, comprised approximately 7% of net revenues and other operations comprised approximately 14% of net revenues for the twelve months ended June 30, 1998.

Promotion of events involves booking talent, renting or providing the event venue, marketing the event to attract ticket buyers and providing for local services required in the production of the event, such as security and stage hands. Promoters generally receive revenues from the sale of tickets and sponsorships. When an event is promoted at a venue owned or managed by the promoter, the promoter also generally receives a percentage of revenues from concessions, merchandising, parking, premium box seats and ticket rebates. The Company earns promotion revenues principally by promoting (a) music concerts,
(b) Touring Broadway Shows and (c) specialized motor sports events.

Production of events involves developing the event content, hiring artistic talent and managing the actual production of the event (with the assistance of the local promoter). Producers generally receive revenues from guarantees and from profit sharing agreements with promoters, a percentage of the promoters' ticket sales, merchandising, sponsorships, licensing and the exploitation of other rights (including intellectual property rights) related to the production. The Company earns revenues by producing (a) Touring Broadway Shows,
(b) specialized motor events and (c) other proprietary and non-proprietary entertainment events.

THE SPIN-OFF

On April 27, 1998, the Company was spun-off (the "Spin-Off") from its former parent, SFX Broadcasting, Inc., a company primarily engaged in the radio broadcasting business ("Broadcasting"). In connection with the Spin-Off, the Company and Broadcasting entered into a distribution agreement (the "Distribution Agreement"), a tax sharing agreement (the "Tax Sharing Agreement") and an Employee Benefits Agreement (the "Employee Benefits Agreement"), each of which provides for certain indemnification obligations by the Company.

FINANCINGS

 Note Offering

On February 11, 1998, the Company completed an offering of $350.0 million 9 1/8% Senior Subordinated Notes (the "Notes" and "Note Offering") due 2008. Interest is payable on the Notes on February 1 and August 1 of each year. On July 15, 1998, the Company consummated the exchange of substantially identical notes (the "Exchange Notes") for all outstanding Notes. All Notes were tendered for exchange and were cancelled upon the issuance of the same principal amount of Exchange Notes.


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 Credit Agreement

On February 26, 1998 the Company executed a Credit and Guarantee Agreement (the "Credit Agreement") which established a $300.0 million senior secured credit facility comprised of (i) a $150.0 million eight-year term loan (the "Term Loan") and (ii) a $150.0 million seven-year reducing revolving credit facility. In addition, in August 1998, the Company received a commitment from its lenders to increase its borrowing availability under the Revolver by $50.0, which increases the Company's remaining borrowing availability under the Credit Agreement to approximately $135.0.

 Equity Offering

On May 27, 1998, the Company consummated an offering of 8,050,000 shares of Class A Common Stock at an offering price of $43.25 per share (the "Equity Offering"). The proceeds received by the Company, after deducting the underwriting discount and offering expenses, were approximately $329.0 million.

1997 ACQUISITIONS

The Company entered the live entertainment business with SFX Broadcasting's acquisition of Delsener/Slater, a New York-based concert promotion company, in January 1997. Delsener/Slater has long-term leases or is the exclusive promoter for many of the major concert venues in the New York City metropolitan area, including the Jones Beach Amphitheater, a 14,000-seat complex located in Wantagh, New York, and the PNC Bank Arts Center (formerly known as the Garden State Arts Center), a 17,500-seat complex located in Holmdel, New Jersey. In March 1997, Delsener/Slater acquired companies which hold a 37-year lease to operate the Meadows Music Theater ("Meadows"), a 25,000-seat indoor/outdoor complex located in Hartford, Connecticut. In June 1997, SFX Broadcasting acquired Sunshine Promotions, a concert promoter in the Midwest, and certain other related companies. As a result of the acquisition of Sunshine Promotions, the Company owns the Deer Creek Music Theater, a 21,000-seat complex located in Indianapolis, Indiana, the Polaris Amphitheater, a 20,000-seat complex located in Columbus, Ohio, and has a long-term lease to operate the Murat Centre, a 2,700-seat theater and 2,200-seat ballroom located in Indianapolis, Indiana.

The acquisitions of Delsener/Slater, Sunshine and Meadows are collectively referred to herein as the "1997 Acquisitions." The cash portion of the 1997 Acquisitions was financed through capital contributions from SFX Broadcasting.

1998 ACQUISITIONS

In January 1998, the Company acquired Westbury Music Fair. In February 1998, the Company acquired PACE, Pavilion Partners, Contemporary, BGP and Network and in March 1998, the Company acquired Concert/Southern and USA Motorsports. In May 1998, the Company acquired Avalon and in June 1998 the Company acquired Oakdale and FAME. The acquisitions of Westbury Music Fair, PACE, Pavilion Partners, Contemporary, BGP, Network, Concert/Southern, USA Motorsports, Avalon, Oakdale and FAME are collectively referred to herein as the "1998 Acquisitions."

 Westbury

On January 8, 1998, the Company acquired a long-term lease for Westbury Music Fair, located in Westbury, New York, for an aggregate consideration of approximately $3.0 million in cash and 75,019 shares of Class A Common Stock (the "Westbury Acquisition"). During the period between the closing and January 8, 2000, the Company has the right to repurchase all of such shares for an aggregate consideration of $2.0 million and the seller has the right to require the Company to purchase all of such shares for an aggregate consideration of $750,000. The purchase price was financed from the Company's cash on hand.

PACE

On February 25, 1998, the Company acquired all of the outstanding capital stock of PACE (the "PACE Acquisition"). In connection with the PACE Acquisition, the Company acquired 100% of Pavilion Partners, a partnership that owns interests in 10 venues, one-third through the acquisition of PACE and two-thirds through separate agreements between PACE and Blockbuster and between PACE and Sony (the acquisition of such two-thirds interest, the "Pavilion Acquisition"). The total consideration for the PACE Acquisition was approximately $109.5 million in cash, the repayment of approximately $20.6 million of debt and the issuance of
1.5 million shares of Class A Common Stock. The total consideration for the Pavilion Acquisition was approximately $90.6 million, comprised of $41.4 million in cash and the repayment of $43.1 million of debt and the assumption of approximately $6.1 million of debt related to a capital lease. The purchase price was financed from the proceeds of the Note Offering.


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The PACE acquisition agreement further provides that each seller of PACE shall have an option, exercisable during a period beginning on the fifth anniversary of the closing of the PACE acquisition and ending 90 days thereafter, to require the Company to purchase up to one-third of the PACE consideration stock received by such PACE seller for a cash purchase price of $33.00 per share. With certain limited exceptions, these option rights are not assignable by the PACE sellers.

Under the terms of an employment agreement entered into by the Company with an officer of PACE, the officer will have the right, two years from the date of the acquisition, to purchase PACE's motor sports division at fair value. If the motor sports division has been sold by the Company, the officer would be entitled to purchase PACE's theatrical division for the fair value.

In addition, on March 25, 1998, PACE acquired a 67% interest in certain assets and liabilities of USA Motorsports for an aggregate cash consideration of approximately $4.0 million. The remaining 33% interest is held by Contemporary.

In connection with its acquisition of partnership interests in Lakewood Amphitheater in Atlanta, Georgia and Starplex Amphitheater in Dallas, Texas, PACE entered into a co-promotion agreement with its partner that contains a provision that purports, under certain circumstances, to require PACE to co-promote (and share one-half of the profits and losses) with such partnership certain concerts which are presented by PACE or any of its affiliates in another venue located in either Atlanta, Georgia or Dallas, Texas. However, the Company acquired an interest in Chastain Park Amphitheater, also in Atlanta, in the Concert Southern acquisition described below. The Company is currently negotiating with the third party to waive this restrictive provision; however, it is possible that the Company will be unable to obtain the waiver. In management's view, this provision will not materially affect the business or prospects of the Company.

 Contemporary

On February 27, 1998, the Company acquired Contemporary (the "Contemporary Acquisition"). The Contemporary Acquisition involved the merger of Contemporary International Productions Corporation with and into the Company, the acquisition by a wholly-owned subsidiary of the Company of substantially all of the assets, excluding certain cash and receivables, of the remaining members of Contemporary and the acquisition of the 50% interest in the Riverport Amphitheatre Joint Venture not owned by Contemporary. The total consideration of the Contemporary Acquisition was approximately $72.8 million in cash, a payment for working capital of $9.9 million, and the issuance of 1,402,850 shares of Class A Common Stock. If any of the Contemporary sellers owns any shares of the Company's Class A Common Stock received in the Contemporary Acquisition on the second anniversary of the closing date and the average trading price of such stock over the 20-day period ending on such anniversary date is less than $13.33 per share, then the Company will make a one-time cash payment to each individual holding any such shares that is equal to the product of (i) the quotient of the difference between (A) the actual average trading price per share over such 20-day period and (B) $13.33 divided by two, multiplied by (ii) the number of shares of Class A Common Stock of the Company received by such individual in the Contemporary Acquisition and owned as of such anniversary date. In May 1998 the Company placed 140,000 of the shares issued in connection with the Contemporary Acquisition into an escrow account. The Company may, at its sole discretion, cancel such shares at any time. The purchase price was financed with borrowings under the Credit Facility and with the proceeds of the Note Offering.

 BGP

On February 24, 1998, the Company, through the Company's wholly-owned subsidiary, BGP Acquisition, LLC acquired all of the outstanding capital stock of BGP, for a total consideration of $60.8 million in cash, $12.0 million in repayment of debt, which amount was at least equal to BGP's working capital (as defined in the acquisition agreement), and 562,640 shares of Class A Common Stock (the "BGP Acquisition"). The purchase price was financed from borrowings under the Credit Facility and with the proceeds of the Note Offering.

 Network

On February 27, 1998, the Company acquired Network (the "Network Acquisition"). In the Network Acquisition, the Company acquired all of the outstanding capital stock of each of The Album Network, Inc. and SJS and purchased substantially all of the assets and properties and assumed substantially all of the liabilities and obligations of The Network 40, Inc. The total purchase price was approximately $52.0 million cash, a payment for working capital of $1.8 million, reimbursed seller's costs of $500,000, the purchase of an office building and related property for approximately $2.5 million and the issuance of approximately 750,000 shares of Class A Common Stock. The purchase price is subject to increase


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based on Network's actual 1998 EBITDA (as defined in the acquisition agreement) by $4.0 million if such EBITDA equals or exceeds $9.0 million to $14 million if EBITDA is greater than $11 million, and is payable in stock, or in certain circumstances in cash, by no later than March 20, 1999. The $2.5 million purchase of the office building and related property used in connection with Network's business was comprised of cash of $700,000 and the assumption of debt of $1.8 million. The purchase price was financed by the borrowings under the Credit Facility and with the proceeds of the Note Offering. In connection with the Network Acquisition, the selling stockholders were reimbursed working capital (as defined in the acquisition agreement) in excess of $500,000.

 Concert/Southern

On March 4, 1998, the Company acquired Concert/Southern Promotions, a promoter of live music entertainment in the Atlanta metropolitan area, for a total consideration of $16.9 million (the "Concert/Southern Acquisition"). The purchase price was financed by the borrowings under the Credit Facility and with the proceeds of the Note Offering.

 Avalon

On May 14, 1998, the Company acquired all the outstanding equity interests in Avalon for a total cash purchase price of $26.8 million, including approximately $300,000 that the Company paid to reimburse the Avalon sellers' third party out of pocket costs and expenses incurred with the development of the Camarillo Creek Amphitheater (the "Avalon Acquisition"). The purchase price was financed from borrowings under the Credit Agreement, which were subsequently repaid with the proceeds of the Company's offering of 8,050,000 shares of Class A Common Stock at a price of $43.25 per share (the "Equity Offering").

 Oakdale

On June 3, 1998, the Company acquired certain assets of Oakdale for a purchase price of $9.4 million in cash and the assumption of $2.5 million in liabilities (the "Oakdale Acquisition"). At the closing, the Company also made a non-recourse loan to the Oakdale sellers in the amount of $11.4 million, a portion of which was used to repay outstanding indebtedness. In addition, if the combined EBITDA (as defined in the acquisition agreement) for the Oakdale Music Theater and Meadows exceeds $5.5 million in 1999, the Company will be obligated to pay the amount of such excess multiplied by a factor of between
5.0 and 5.8 to the Oakdale sellers. The purchase price was financed from the proceeds of the Equity Offering.

FAME

On June 4, 1998 the Company acquired all of the outstanding capital stock of FAME (the "FAME Acquisition"). The aggregate purchase price for FAME was approximately $82.2 million in cash (including approximately $7.9 million which the Company paid in connection with certain taxes incurred by FAME and the FAME sellers and excluding $4,676,000 million of taxes paid on behalf of the seller which will be refunded to the Company in 1999) and 1.0 million shares of Class A Common Stock. The agreement also provides for payments by the Company to the FAME sellers of additional amounts up to an aggregate of $15.0 million in equal annual installments over 5 years contingent on the achievement of certain EBITDA targets. The agreement also provides for additional payments by the Company if FAME's EBITDA performance exceeds the targets by certain amounts. The additional payments are to be within 120 days after the end of the year to which they relate. The purchase price was financed from the proceeds of the Equity Offering.

The 1998 Acquisitions were accounted for using the purchase method of accounting, and the intangible assets created in the purchase transactions will generally be amortized against future earnings over a 15-year period. The amount of amortization will be substantial and will continue to affect the Company's operating results in the future. These expenses, however, do not result in an outflow of cash by the Company and do not impact EBITDA.


SUBSEQUENT ACQUISITIONS

Since June 30, 1998, the Company has completed the acquisitions of Don Law and five other entertainment related companies (collectively, the "Subsequent Acquisitions").

 Don Law

On July 2, 1998, the Company acquired certain assets of Blackstone Entertainment, LLC ("Don Law"), a concert and theater promoter in New England, for an aggregate consideration of approximately $92.2 million, including the repayment of approximately $7.0 million in debt. Don Law currently owns and/or operates three venues in New England with an


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aggregate seating capacity of 27,400. Don Law also acts as the sole ticket operator for all of its own venues as well as several third party venues. The purchase price was financed from the proceeds of the Equity Offering.

 Other Acquisitions

In July and August of 1998, the Company completed the acquisition of five companies in the theatrical and music segments, principally in the areas of programming, the acquisition of tours and merchandising. The aggregate purchase price was $101.6 million in cash and 300,000 shares of Class A Common Stock. In addition, the Company is required to make a loan to certain sellers in an amount equal to taxes incurred by the sellers in connection with one of the transactions. The Company expects that the amount of the loan will be approximately $750,000. The purchase prices were financed from the proceeds of the Equity Offering and cash on hand.

The Subsequent Acquisitions will be accounted for using the purchase method of accounting and intangible assets created in the purchase transaction will generally be amortized against future earnings over a fifteen-year period. The amount of such amortization may be substantial and will continue to affect the Company's operating results in the future. These expenses, however, will not result in an outflow of cash by the Company and do not impact EBITDA.

The consummation of the acquisitions by the Company and other future acquisitions will result in substantial charges to earnings relating to interest expense and the recognition and amortization of goodwill and other intangible assets. As of June 30, 1998, the Company's goodwill was approximately $622.9 million. This balance will substantially increase due to the Subsequent and Pending Acquisitions. Goodwill and other intangible assets are being amortized using the straight-line method over 15 years.


PENDING ACQUISITIONS

 Marquee

The Company has entered into an agreement and plan of merger (the "Marquee Merger Agreement"), dated as of July 23, 1998, with The Marquee Group, Inc. ("Marquee"), pursuant to which Marquee will become a wholly-owned subsidiary of the Company (the "Marquee Merger"). Pursuant to the Marquee Merger Agreement, at the effective time of the merger, each outstanding share of common stock of Marquee will be converted into the right to receive the number of shares of the Company's Class A Common Stock having a value equal to $6.00 (subject to upward adjustment to $6.30 under certain circumstances). For purposes of the Marquee Merger, the value of the Company's Class A Common Stock will be based upon the average of the reported price of the Company's Class A Common Stock for the fifteen consecutive trading days ending on the fifth trading day prior to the effective time of the Merger. Marquee is a publicly traded company that provides integrated event management, television production, marketing and consulting services in the sports, news and entertainment industries.

The consummation of the Marquee Merger is subject to the satisfaction of a number of conditions set forth in the Marquee Merger Agreement, including, but not limited to, the approval of the stock holders of the Company of the transactions contemplated thereby, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the entry by the Company into a bank credit facility and the consummation of an acquisition, and the receipt of all applicable consents to the Marquee Merger from third parties and regulatory agencies. The Marquee Merger is expected to be consummated in the fourth quarter of 1998.

 Magicworks

On August 6, 1998, the Company and MWE Acquisition Corp. ("MWE"), a wholly owned subsidiary of the Company, entered into an Agreement and Plan of Merger pursuant to which, among other things, (i) MWE agreed to make a cash tender offer (the "Offer") for all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Magicworks Entertainment Incorporated ("Magicworks"), for $4.00 per Share, net to the seller in cash, and (ii) MWE will subsequently merge with and into Magicworks (the "Merger", and together with the Offer, the "Magicworks Acquisition"). The Offer was commenced on August 13, 1998. Magicworks specializes in the production and promotion of live entertainment events such as theatrical shows, musical concerts, ice skating shows, and other forms of live entertainment. The total consideration payable in the Magicworks Acquisition is estimated to be approximately $100 million in cash, and is expected to be financed with available cash and borrowings under the Credit Facility.

 Cellar Door

On August 13, 1998, the Company and the beneficial owner of all of the outstanding equity interest of the entities comprising the Cellar Door Companies (collectively, "Cellar Door") entered into a letter of intent with respect to the


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Company's acquisition of all of the outstanding capital stock of Cellar Door (the "Cellar Door Acquisition"). Pursuant to the letter of intent, the aggregate purchase price for Cellar Door will be $70.0 million in cash payable at closing, Class A Common Stock with a value of $20.0 million (based upon the average closing price of the Class A Common Stock for the twenty business day period ending on the business day prior to the closing) and $8.5 million payable in five equal annual installments beginning on the first anniversary of the closing date. In addition, the Company will issue to the seller options to purchase 100,000 shares of the Company's Class A Common Stock. The closing will be subject to customary closing conditions, including the entry into a definitive acquisition agreement. Cellar Door is a leading promoter and producer of live entertainment events.

The Marquee Merger, the Magicworks Acquisition, and the Cellar Door Acquisition are collectively referred to herein as the "Pending Acquisitions." The Company expects to complete the Pending Acquisitions during the third and fourth quarters of 1998. However, the timing and completion of the Pending Acquisitions are subject to a number of conditions, certain of which are beyond the Company's control, and there can be no assurance that any of the Pending Acquisitions will be consummated during such period, on the terms described herein, or at all. The Company is also currently pursuing certain additional acquisitions; however, it has not entered into any definitive agreements with respect to such acquisitions and there can be no assurance that it will do so.


INCENTIVE STOCK GRANT PROGRAM

The Company's compensation committee has recommended that the Company adopt an incentive stock grant program. The Company has engaged an outside compensation consultant to assist in finalizing the details of the plan. It is presently anticipated that the plan will involve approximately 1.3 million shares of the Company's Common Stock which will be issuable to members of the Company's senior management based upon the achievement of significant increases in the trading price of the Company's Class A Common Stock. Adoption of the plan may be subject to stockholder approval depending upon its final terms. The Company expects that the plan will be finalized prior to the end of the third quarter.


RESULTS OF OPERATIONS

The Company's operations consist primarily of (a) concert promotion and venue operation, (b) the promotion and production of theatrical events, particularly Touring Broadway Shows, (c) the promotion and production of motor sports events and (d) representation of professional athletes. The Company also engages in various other activities ancillary to their live entertainment businesses.

 Concert Promotion and Venue Operation

The Company's concert promotion and venue operation business consists primarily of the promotion of concerts and operation of venues primarily for use in the presentation of musical events. The Company's primary source of revenues from its concert promotion activities is from ticket sales at events promoted by the Company. As a venue operator, the Company's primary sources of revenue are sponsorships, concessions, parking and other ancillary services, derived principally from events promoted by the Company.

Revenue from ticket sales is affected primarily by the number of events the Company promotes, the average ticket price and the number of tickets sold. The average ticket price depends on the popularity of the artist whom the Company is promoting, the size and type of venue and the general economic conditions and consumer tastes in the market where the event is being held. Revenue and margins are also affected significantly by the type of contract entered into with the artist or the artist's representative. Generally, the promoter or venue operator will agree to pay the artist the greater of a minimum guarantee or a profit sharing payment based on ticket revenue, less certain show expenses. The promoter or venue operator assumes the financial risk of ticket sales and is responsible for local production and advertising of the event. However, in certain instances, the promoter agrees to accept a fixed fee from the artist for its services, and the artist assumes all financial risk. When the promoter or venue operator assumes the financial risk, all revenue and expenses associated with the event are recorded. When the artist assumes the risk, only the fee is recorded. As a result, operating margins would be significantly greater for fee-based events as opposed to events for which the Company assumes the risk of ticket sales, although profits per event would tend to be lower. Operating margins can vary from period to period.

The Company's most significant operating expenses are talent fees, production costs, venue operating expenses (including rent), advertising costs and insurance expense. The booking of talent in the concert promotion business generally involves


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contracts for limited engagements, often involving a small number of performances. Talent fees depend primarily on the popularity of the artist, the ticket price that the artist can command at a particular venue and the expected level of ticket sales. Production costs and venue operating expenses have substantial fixed cost components and lesser variable costs primarily related to expected attendance.

 Theatrical

The Company's theatrical operations are directed mainly towards the promotion and production of Touring Broadway Shows, which generate revenues primarily from ticket sales and sponsorships. The Company may also participate in ancillary revenues, such as concessions and merchandise sales, depending on its agreement with a particular local promoter/venue operator. Revenue from ticket sales is primarily affected by the popularity of the production and the general economic conditions and consumer tastes in the particular market and venue where the production is presented. In order to reduce its dependency on the success of any single touring production, the Company sells advance annual subscriptions that provide the purchaser with tickets for all of the shows that the Company intends to tour in the particular market during the touring season. Historically, approximately 34% of ticket sales for Touring Broadway Shows presented by the Company are sold through advance annual subscriptions. Subscription related revenues received prior to the event date are initially recorded on the balance sheet as deferred revenue; after the event occurs, they are recorded on the statement of operations as gross revenue. Expenses are capitalized on the balance sheet as prepaid expenses until the event occurs. Subscriptions for Touring Broadway Shows typically cover approximately two-thirds of the Company's break-even cost point for those shows.

Principal operating expenses related to touring shows include talent, rent, advertising and royalties. Talent costs are generally fixed once a production is cast. Rent and advertising expense may be either fixed or variable based on the arrangement with the particular local promoter/venue operator. Royalties are generally paid as a percentage of gross ticket sales.

The Company also makes minority equity investments in original Broadway productions, principally as a means to obtain rights for touring shows, and in certain Touring Broadway Shows. These investments are accounted for using either the equity method or the cost method of accounting, based on the relative size of the investment. The Company monitors the recoverability of these investments on a regular basis, and the Company may be required to take write-offs if the original production closes or if the Company determines that the production will not recoup the investment. The timing of any write-off could adversely affect operating results in a particular quarter.

 Motor Sports

The Company's motor sports activities consist principally of the promotion and production of specialized motor sports, which generate revenues primarily from ticket sales and sponsorships, as well as merchandising and video rights associated with producing motor sports events. Ticket prices for these events are generally lower than for theatrical or music concert events, generally ranging from $5 to $30. Revenue from these sources is primarily affected by the type of event and the general economic conditions and consumer tastes in the particular markets and venues where the events are presented. Event-related revenues received prior to the event date are initially recorded on the balance sheet as deferred revenue; after the event occurs, they are recorded on the statement of operations as gross revenue. Expenses are deferred on the balance sheet as prepaid expenses until the event occurs.

Operating expenses associated with motor sports activities include talent, rent, track preparation costs, security and advertising. These operating expenses are generally fixed costs that vary based on the type of event and venue where the event is held.

Under certain circumstances, the Company may be required to sell either its motor sports or theatrical lines of business.

 Representation of Professional Athletes

Through FAME, the Company's talent representation activities consist principally of the representation of team sports athletes, primarily in the National Basketball Association, in player contract and endorsement negotiations. FAME also provides certain investment advisory services to its clients through an affiliate. FAME typically receives a percentage of monies earned by a player, generally approximately 4% of a player's sports contract and typically from 15% to 25% of endorsement deals. Revenue from these sources is recognized as the player receives his salary or endorsement payments based on the terms of the negotiated agreement. Revenue from these sources is dependent upon a number of variables, many of which are outside the Company's control, including a player's skill, health, public appeal and the appeal of the sport in which the player participates. Principal operating expenses include salaries, wages and travel and entertainment expenses.


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 Other Businesses

The Company's other principal businesses include (a) the production and distribution of radio industry trade magazines, (b) the production of radio programming content and show-prep material and (c) the provision of radio air play and music retail research services. The primary sources of revenues from these activities include (a) the sale of advertising space in its publications and the sale of advertising time on radio stations that carry its syndicated shows, (b) subscription fees for its trade publications and (c) subscription fees for access to its database of radio play list and audience data. Revenues generally vary based on the overall advertising environment and competition.

The Company also provides marketing and consulting services pursuant to contracts with individual clients for specific projects. Revenues from and costs related to these services vary based on the type of service being provided and the incremental associated costs.

 Seasonality

The Company's operations and revenues are largely seasonal in nature, with generally higher revenue generated in the second and third quarters of the year. For example, on a pro forma basis for the 1997 Acquisitions, the Company generated approximately 68% of its revenues in the second and third quarters for the twelve months ended December 31, 1997. The Company's outdoor venues are primarily utilized in the summer months and do not generate substantial revenue in the late fall, winter and early spring. Similarly, the musical concerts that the Company promotes largely occur in the second and third quarters. To the extent that the Company's entertainment marketing and consulting relate to musical concerts, they also predominantly generate revenues in the second and third quarters. Therefore, the seasonality of the Company's business causes (and, upon consummation of the Pending Acquisitions, will probably continue to cause) a significant variation in the Company's quarterly operating results. These variations in demand could have a material adverse effect on the timing of the Company's cash flows and, therefore, on its ability to service its obligations with respect to its indebtedness. However, the Company believes that this variation may be somewhat offset with the acquisition of typically non-summer seasonal businesses in the 1998 Acquisitions, such as motor sports (which is winter-seasonal) and Touring Broadway Shows (which typically tour between September and May).


THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THE THREE MONTHS ENDED
JUNE 30, 1997

The Company's revenue increased by $208.2 million to $231.3 million for the three months ended June 30, 1998, compared to $23.2 million for the three months ended June 30, 1997, primarily as a result of the 1998 Acquisitions and the acquisition of Sunshine in June of 1997. The 1998 Acquisitions significantly increased the concert promotion and venues operation business and expanded the Company's business to include theatrical promotion and production, motor sports promotion and production, representation of professional athletes and radio magazine publishing, programming and research. On a pro forma basis, assuming all companies owned as of June 30, 1998 were owned as of January 1, 1998, revenue for the three months ended June 30, 1998 would have been $237.3 million.

Cost of revenue increased by $192.8 million to $212.5 million for the three month period ended June 30, 1998, compared to $19.7 million for the three months ended June 30, 1997, primarily as a result of the 1998 Acquisitions and the acquisition of Sunshine in June of 1997. On a pro forma basis, cost of revenue would have been $219.8 million for the three month period ended June 30, 1998.

Depreciation and amortization expense increased to $14.7 million for the three month period ended June 30, 1998 compared to $1.0 million for the three month period ended June 30, 1997, due to the inclusion of depreciation and amortization expense related to the 1998 Acquisitions, the acquisition of Sunshine in June 1997 and the completion of capacity expansion projects at two amphitheaters. The company recorded the fixed assets of the 1998 Acquisitions and the Sunshine Acquisition at fair value and recorded intangible assets equal to the excess of purchase price over the fair value of the net tangible assets, which are being amortized over a 15 year period. In addition, a $2.7 million write down of the remaining balance of the deferred expense relating to the Triathlon Broadcasting Company ("Triathlon") agreement was recorded in the second quarter of 1998 as a result of Triathlon's recent agreement to be acquired by a third party. If Triathlon is acquired by a third party, it is unlikely that the consulting fees would continue for the remainder of the agreement's term. The write down was recorded as a charge to amortization expense.

Corporate expenses were $2.0 million for the three month period ended June 30, 1998, net of $132,000 fees received from Triathlon, compared to $190,000 for the three months ended June 30, 1997, net of Triathlon fees of $641,000.


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Non-cash charges recorded in the second quarter of 1998 of $32.1 million consisted of (a) $23.9 million of compensation related to sale of 650,000 shares of Class B Common Stock and 190,000 shares of Class A Common Stock at a purchase price of $2.00 per share to certain executive officers pursuant to employment agreements (b) $7.5 million associated with the issuance of 247,177 shares of Class A Common Stock to Mr. Sillerman in connection with the Meadows Repurchase and (c) $573,000 related to the issuance of stock options to certain executive officers pursuant to employment agreements exercisable for an aggregate of 252,500 shares of Class A Common Stock. These options vest over three years and have an exercise price of $5.50 per share. The Company is recording non-cash compensation charges of approximately $3.3 million annually over the three-year exercise period.

The operating loss was $30.0 million for the three month period ended June 30, 1998, compared to income of $2.2 million for the three months June 30, 1997, due to the results discussed above.

Interest expense, net of investment income, was $9.9 million in the three months ended June 30, 1998, compared to $383,000 for the three months ended June 30, 1997, primarily as a result of assumption of additional debt related to the 1998 Acquisitions and the debt assumed in connection with Meadows and Sunshine acquisitions.

Minority interest was $316,000 million for the three months June 30, 1998 as a result of the 1998 Acquisitions.

Income from equity investments was $1.4 million for the three months June 30, 1998 as a result of the 1998 Acquisitions.

Income tax expense was $850,000 for the three month period ended June 30, 1998. The provision is for state and local taxes. No federal tax benefit has been recognized due to the uncertainty of realizing a tax benefit for the Company's losses.

The Company's net loss increased to $39.6 million for the three month period ended June 30, 1998, as compared to net income of $1.8 million for the three months ended March 31, 1997, due to the factors discussed above.

EBITDA defined as earnings before interest, taxes, other income, net equity income (loss) from investments and depreciation and amortization, and excluding non-cash charges, increased to $16.8 million for the three month period ended June 30, 1998, compared to $3.3 million for the three months ended June 30, 1997, primarily as a result of the 1998 Acquisitions and the acquisition of Sunshine in June 1997. On a pro forma basis, EBITDA would have been $17.2 million for the three month period ended June 30, 1998.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1997

The Company's revenue increased by $261.3 million to $292.3 million for the six months ended June 30, 1998, compared to $31.0 million for the six months ended June 30, 1997, primarily as a result of the 1998 Acquisitions and the acquisitions of the Meadows in March 1997 and Sunshine in June of 1997. The 1998 Acquisitions significantly increased the concert promotion and venues operation business and expanded the Company's business to include theatrical promotion and production, motor sports promotion and production, representation of professional athletes and radio magazine publishing, programming and research. On a pro forma basis, assuming all companies owned as of June 30, 1998 were owned as of January 1, 1998, revenue for the six months ended
June 30, 1998 would have been $420.5 million.

Cost of revenue increased by $243.2 million to $270.7 million for the six month period ended June 30, 1998, compared to $27.5 million for the six months ended June 30, 1997, primarily as a result of the 1998 Acquisitions and the acquisition of Sunshine in June of 1997. On a pro forma basis, cost of revenue would have been $386.2 million for the six month period ended June 30, 1998.

Depreciation and amortization expense increased to $19.2 million for the six month period ended June 30, 1998 compared to $1.7 million for the six month period ended June 30, 1997, due to the inclusion of depreciation and amortization expense related to the 1998 Acquisitions, the acquisition of Sunshine in June 1997 and the completion of capacity expansion projects at two amphitheaters. The company recorded the fixed assets of the 1998 Acquisitions and the Sunshine Acquisition at fair value and recorded intangible assets equal to the excess of purchase price over the fair value of the net tangible assets, which are being amortized over a 15 year period. In addition, a $2.7 million write down of the remaining balance of the deferred expense relating to the Triathlon agreement was recorded in the second quarter of 1998 as a result of Triathlon's recent agreement to be acquired by a third party. If Triathlon is acquired by a third party, it is unlikely that the consulting fees would continue for the remainder of the agreement's term. The write down was recorded as a charge to amortization expense.


                                     S-A-25

Corporate expenses were $3.3 million for the six month period ended June 30, 1998, net of $264,000 fees received from Triathlon, compared to $1.0 million for the six months ended June 30, 1997, net of Triathlon fees of $1.2 million.

Non-cash charges recorded in the second quarter of 1998 of $32.1 million consisted of (a) $23.9 million of compensation related to sale of 650,000 shares of Class B Common Stock and 190,000 shares of Class A Common Stock at a purchase price of $2.00 per share to certain executive officers pursuant to employment agreements (b) $7.5 million associated issuance of 247,177 shares of Class A Common Stock to Mr. Sillerman in connection with the Meadows Repurchase and (c) $573,000 related to the issuance of stock options to certain executive officers pursuant to employment agreements exercisable for an aggregate of 252,500 shares of Class A Common Stock. These options vest over six years and have an exercise price of $5.50 per share. The Company is recording non-cash compensation charges of approximately $3.3 million annually over the three-year exercise period.

The operating loss was $32.9 million for the six month period ended June 30, 1998, compared to income of $751,000 for the six months June 30, 1997, due to the results discussed above.

Interest expense, net of investment income, was $15.7 million in the six months ended June 30, 1998, compared to $460,000 for the six months ended June 30, 1997, primarily as a result of assumption of additional debt related to the 1998 Acquisitions and the debt assumed in connection with Meadows and Sunshine acquisitions.

Minority interest was $398,000 for the six months June 30, 1998 as a result of the 1998 Acquisitions.

Income from equity investees was $1.8 million for the six months June 30, 1998 as a result of the 1998 Acquisitions. The provision is for state and local taxes. No federal tax benefit has been recognized due to the uncertainty of realizing a tax benefit for the Company's losses.

Income tax expense was $1.4 million for the six month period ended June 30, 1998. No federal tax benefit has been recognized due to the uncertainty of realizing a tax benefit for the Company's losses.

The Company's net loss increased to $48.5 million for the six month period ended June 30, 1998, as compared to net income of $291,000 for the six months ended June 30, 1997, due to the factors discussed above.

EBITDA defined as earnings before interest, taxes, other income, net equity income (loss) from investments and depreciation and amortization, and excluding non-cash charges, increased to $18.3 million for the six month period ended June 30, 1998, compared to $2.5 million for the six months ended June 30, 1997, primarily as a result of the 1998 Acquisitions and the acquisition of Sunshine in June 1997. On a pro forma basis, EBITDA would have been $33.6 million for the six month period ended June 30, 1998.


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal need for funds has been for acquisitions, interest expense, working capital needs, to make certain payments in connection with the Spin-Off and, to a lesser extent, capital expenditures. The Company's principal sources of funds has been proceeds from the Note Offering, the Equity Offering, borrowings under the Credit Agreement and cash flows from operations. The Company will require additional financing to complete the Pending Acquisitions and to make certain other payments, as discussed below.

 Historical Cash Flows

Net cash provided by operations was $71.3 million for the six months ended June 30, 1998 as compared to $7.6 million for the six months ended June 30, 1997. The increase was primarily attributable to changes in working capital related to the 1998 Acquisitions.

Net cash used in investing activities for the six months ended June 30, 1998 was $551.8 million as compared to $70.7 million for the six months ended June 30, 1997. The increase was primarily the result of the 1998 Acquisitions. During the six months ended June 30, 1997, the Company completed the acquisitions of Delsener/Slater, the Meadows and Sunshine.

Net cash provided by financing activities for the six months ended June 30, 1998 was $719.0 million as compared to $79.3 million for the six months ended June 30, 1997. During 1998, the Company completed the issuance of its Senior Subordinated Notes for $350.0 million, borrowed $150.0 million under the Credit Agreement and completed the Equity Offering for $329.0 million, net, offset by tax indemnification payments and Spin-Off related payments to SFX Broadcasting of $84.2 million and the payment of debt issuance costs of $17.5 million.


                                     S-A-26

 Pending Acquisitions

The aggregate cash consideration in the Pending Acquisitions is expected to consist of approximately $199.2 million (including $8.5 million to be paid over five years). In addition, the Company expects to incur approximately $7.0 million in fees and expenses related to the Pending Acquisitions.

The Company expects to complete the Pending Acquisitions during the third and fourth quarters of 1998. However, the timing and completion of the Pending Acquisitions is subject to a number of closing conditions certain of which are beyond the control of the Company. No assurance can be given that the Company will be able to complete the Pending Acquisitions on the terms described herein or at all.

 Future Contingent Payments

Certain of the agreements relating to the 1998 Acquisitions provide for purchase price adjustments and other future contingent payments under certain circumstances. The PACE acquisition agreement provides that each PACE seller will have an option, exercisable for 90 days after the fifth anniversary of the closing of the PACE acquisition, to require the Company to repurchase up to 500,000 shares of the Class A Common Stock received by that seller for $33.00 in cash per share (an aggregate of up to $16.5 million). Pursuant to the terms of the Brian Becker's Employment Agreement with the Company, during the period between December 12, 1999 and December 27, 1999, Mr. Becker, an Executive Vice President, Director and a Member of the Office of the Chairman of the Company, will have the option to, among other things, require the Company to purchase any stock or portion thereof (including vested and unvested options) granted to him by the Company and/or pay him an amount equal to the present value of the compensation payable during the remaining term of his employment agreement. Moreover, pursuant to the Contemporary acquisition agreement, if the average trading price of the 1,402,850 shares of Class A Common Stock issued in the Contemporary acquisition is less than $13.33 during the twenty days prior to the second anniversary of the Contemporary acquisition, the Company will be required to pay one-half of such difference for each share held by the sellers of Contemporary on such date. Pursuant to the Network acquisition agreement, the Company has agreed to increase the purchase price for Network based on Network's actual 1998 EBITDA (as defined in the acquisition agreement) as follows: (a) by $4.0 million if the 1998 EBITDA equals or exceeds $9.0 million;
(b) by an additional $4 for each $1 of additional 1998 EBITDA between $9.0 million and $10.0 million; and (c) by an additional $6 for each $1 of additional 1998 EBITDA between $10.0 million and $11.0 million. This contingent consideration of up to $14.0 million is payable in shares of Class A Common Stock or, in certain circumstances, in cash by no later than March 20, 1999.

Pursuant to the agreement relating to the acquisition of FAME, the Company is obligated to pay to the FAME sellers additional amounts up to $15.0 million in equal annual installments over five years contingent on the achievement by FAME of certain EBITDA targets. The FAME agreement also provides for additional payments by the Company to the FAME sellers if FAME's EBITDA performance exceed the targets by certain amounts. Futhermore, if the Company disposes of all or substantially all of the assets or voting interests of FAME during the five years following the closing of the FAME acquisition, certain payments may become due to the FAME sellers out of the proceeds of such sale. In addition, pursuant to the agreement relating to the acquisition certain assets of Oakdale, if the combined EBITDA (as defined in the Oakdale acquisition agreement) of the Oakdale Music Theater and Meadows exceeds $5.5 million in 1999, the Company will be obligated to pay the Oakdale sellers between 5.0 to
5.8 times the amount of such excess. No assurance can be given that the Company will have sufficient cash or other available sources of capital to make any or all of the future or contingent payments described above.

 Spin-Off

In connection, with the Spin-Off, the Company entered into a tax sharing agreement with SFX Broadcasting, Pursuant to the tax sharing agreement, as amended, the Company is responsible for certain taxes incurred by SFX Broadcasting, including income taxes imposed with respect to income generated by the Company for periods prior to the Spin-Off and taxes resulting from gain recognized by SFX Broadcasting in the Spin-Off. The Company believes that the amount of taxes it will be required to pay in connection with the Spin-Off will be approximately $120.0 million, of which $67.5 million was paid on June 30, 1998. The remaining portion of the tax indemnity payment will be paid as follows: $26.3 million on September 30, 1998 and $26.3 million on December 31, 1998. Management's estimates of the amount of the indemnity payment are based on assumptions which management believes are reasonable. However, upon the completion of all final tax returns, including any potential tax audits, such assumptions could be modified in a manner that would result in a significant variance in the actual amount of the tax indemnity.


                                     S-A-27

 Interest on Notes and Borrowings under the Credit Facility

On February 11, 1998, the Company completed the private placement of $350.0 million of 9 1/8% Senior Subordinated Notes, which were subsequently exchanged for the Exchange Notes on July 15, 1998. Interest is payable on the Exchange Notes on February 1 and August 1 of each year. In addition, the Company borrowed $150.0 million under the Credit Facility at an interest rate of approximately 8.07%. As of August 14, 1998, the Company had borrowed $65.0 million under the revolving portion of the Credit Agreement to fund the Subsequent Acquisitions.

The degree to which the Company is leveraged will have material consequences to the Company. The Company's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, general corporate or other purposes are subject to the covenants contained in the instruments governing its indebtedness. A substantial portion of the Company's cash flow from operations will be required to be used to pay principal and interest on its debt and will not be available for other purposes. The Indenture and the credit agreement with respect to the credit facility (the "Credit Agreement") contain restrictive financial and operating covenants, and the failure by the Company to comply with those covenants would result in an event of default under the applicable instruments, which in turn would permit acceleration of the debt under the instruments (and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions). Although the Company believes that it is currently in compliance with the covenants under the Indenture and the Credit Facility, there can be no assurance that it will be able to maintain such compliance in the future. The Company will be more vulnerable to economic downturns and could also be limited in its ability to withstand competitive pressures and in its flexibility in reacting to changes in its industry and general economic conditions. These consequences are not exhaustive; the Company's indebtedness could also have other adverse consequences.

The Company's ability to make scheduled payments of principal, to pay interest on or to refinance its debt depends on its future financial performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control, as well as the success of the businesses to be acquired and the integration of these businesses into the Company's operations. There can be no assurance that the Company will be able to make planned borrowings (including under the Credit Facility), that the Company's business will generate sufficient cash flow from operations, or that future borrowings will be available in an amount to enable the Company to service its debt and to make necessary capital or other expenditures. The Company may be required to refinance a portion of the principal amount of its indebtedness prior to their respective maturities. There can be no assurance that the Company will be able to raise additional capital through the sale of securities, the disposition of assets or otherwise for any refinancing.

 Capital Expenditures

Capital expenditures totaled $36.0 million for the six months ended June 30, 1998. The Company expects that capital expenditures for the full fiscal year 1998 will be substantially higher than historical levels, due to the planned capital expenditures of approximately $32 million for 1998 at existing venues (including $20.0 million for the expansion and renovation of the Jones Beach Amphitheater and $9.5 million for the expansion and renovation of the PNC Bank Arts Center) and capital expenditures requirements of the acquired businesses, including $2.5 million for the construction of a new amphitheater serving the Seattle, Washington market. The Company expects to fund its remaining capital expenditures for 1998 (estimated by the Company to be approximately $9.0 million (including $5.0 million of major projects and $4.0 million of other capital expenditures)) from its cash on hand.

 Year 2000 Compliance

The Company has addressed the risks associated with Year 2000 compliance with respect to its accounting and financial reporting systems and is in the process of installing new accounting and reporting systems. These systems are expected to provide better reporting, to allow for more detailed analysis, to handle both the completed acquisitions and the Pending Acquisitions and to be Year 2000 compliant. The Company anticipates that the cost of implementing these systems will be approximately $3.0 million. The Company is in the process of examining Year 2000 compliance issues with respect to its vendors and does not anticipate that it will be subject to a material impact in this area.


SOURCES OF LIQUIDITY

As of June 30, 1998, the Company's cash and cash equivalents totaled $244.4 million and its working capital totaled $74.5 million. In February of 1998, the Company received the proceeds from the $350.0 million Note Offering and borrowed $150.0 million under the Credit Facility. On May 27, 1998, the Company received approximately $326.5 million


                                     S-A-28
in net proceeds from the Equity Offering. A portion of the proceeds were used to repay certain indebtedness and consummate the FAME acquisition and Oakdale acquisition. On May 29, 1998, the Company received a third party payment, net of the estimated Working Capital payment by the Company, of approximately $2.0 million in connection with the Meadows Repurchase.

The Company has incurred and will continue to incur substantial amounts of indebtedness. As of June 30, 1998, the Company's consolidated indebtedness was approximately $543.5 million. In addition, the Company borrowed an additional $65.0 million under the Credit Agreement to complete the Subsequent Acquisition. The Company will incur additional indebtedness to finance the Pending Acquisitions and may incur indebtedness from time to time to finance acquisitions, for capital expenditures or for other purposes.

The Credit Facility consists of a $150.0 million seven-year reducing revolving facility (the "Revolver") and a $150.0 million eight-year term loan (the "Term Loan"). In addition, in August 1998, the Company received a commitment from its lenders to increase its borrowing availability under the Revolver by $50.0 million, which increases the Company's remaining borrowing availability under the Credit Agreement to approximately $135.0 million. Loans outstanding under the Credit Facility will bear interest, at the Company's option, at 1.875 to
2.375 percentage points over LIBOR or the greater of the Federal Funds rate plus 0.50% or BNY's prime rate. The interest rate spreads on the Term Loan and the Revolver will be adjusted based on the Company's Total Leverage Ratio (as defined in the Credit Agreement). The Company will pay a per annum commitment fee on unused availability under the Revolver of 0.50% (to the extent that the Company's Leverage Ratio is greater than or equal to 4.0 to 1.0), or 0.375% (if such ratio is less than 4.0 to 1.0) and a per annum letter of credit fee equal to the Applicable LIBOR Margin (as defined in the Credit Agreement) for the Revolver then in effect.

The Revolver and Term Loan contain usual and customary covenants, including limitations on (a) line of business, (b) additional indebtedness, (c) liens,
(d) acquisitions, (e) asset sales, (f) dividends, repurchases of stock and other cash distributions, (g) total leverage, (h) senior leverage and (i) ratios of Operating Cash Flow (as defined in the Credit Agreement) to pro forma interest expense, debt service and fixed charges. The Company's obligations under the Revolver and Term Loan are secured by substantially all of its assets, including property, stock of subsidiaries and accounts receivable and are guaranteed by the Company's subsidiaries.

The Company intends to finance the Magicworks Acquisition (approximately $120.7 million) and the tax indemnity payment due on September 30, 1998 ($26.3 million) with its cash on hand and additional borrowings under the Credit Facility. However, there can be no assurance that the Company will have sufficient cash on hand or sufficient cash flows at the time of borrowing to permit it to make borrowings under the Credit Facility.

The Company will require additional financing in order to consummate the Cellar Door Acquisition, to repay the indebtedness of Marquee upon the consummation of the Marquee Merger (including any indebtedness which Marquee may incur in connection with its pending acquisitions) and to pay for the remaining portion of the tax indemnity. The Company is currently negotiating with its existing lenders in order to further increase its borrowing availability under the Credit Facility. However, there can be no assurance that the Company's lenders will agree to increase the amount of borrowings available under the Credit Facility, or that the Company will be able to otherwise finance such transactions.

Furthermore, certain agreements of the Company, including the Distribution Agreement, the Tax Sharing Agreement, Employee Benefits Agreement, certain employment agreements and the agreements relating to the completed acquisitions and the Pending Acquisitions provide for tax and other indemnities, purchase price adjustments and future contingent payments in certain circumstances. There can be no assurance that the Company will have sufficient sources of funds to make such payments should they come due. In addition, consistent with its operating strategy, the Company is currently negotiating additional acquisitions and expects to pursue additional acquisitions in the live entertainment business in the future.


RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of An Enterprise and Related Information" ("FAS 131"), which is effective for years beginning after December 15, 1997. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected



                                     S-A-29
information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. FAS 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements in 1998. Management has not yet completed its review of FAS 131 and as such has not determined what reportable segments will be presented.


                                    PART II
                               OTHER INFORMATION


ITEM 1. LEGAL PROCEEDINGS

On May 5, 1998, a class action complaint was filed in Chancery Court in the State of Delaware, New Castle County, CA #16355NC against the Company, certain of its directors and Marquee (collectively, the "Defendants"). The complaint alleges that the Company proposed an acquisition of Marquee and that the proposed acquisition will be unfair to Marquee's public stockholders. The complaint seeks an order enjoining the proposed transaction to date, or in the alternative, awarding rescissory and compensatory damages.

     On July 22, 1998, the parties entered into a Memorandum of Understanding, pursuant to which the parties have reached an agreement providing for a settlement of the action (the "Settlement"). Pursuant to the Settlement, the Defendants acknowledged that the legal action was a significant factor in the Company improving the terms of its offer to acquire Marquee. The Settlement also provides for the Defendants to pay plaintiffs' counsel in aggregate of $310,000, including all fees and expenses as approved by the court. The Settlement is conditioned on the (a) consummation of the Marquee Merger, (b) completion of confirmatory discovery and (c) approval of the court. Pursuant to the Settlement, the Defendants have denied, and continue to deny, that they have acted improperly in any way or breached any fiduciary duty. There can be no assurance that the court will approve the settlement on the terms and conditions provided for therein, or at all.


ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

Exhibit
Number     Description of Exhibit
------     ----------------------
10.1       Agreement and Plan of Merger, dated as of July 23, 1998, among SFX Entertainment, Inc., SFX
           Acquisition Corp. and the Marquee Group, Inc. (incorporated by reference to the Company's Report on Form 8-K (File No. 0-24017) filed with the Commission on August 5, 1998).

10.2       Agreement and Plan of Merger, dated as of August 6, 1998, among SFX Entertainment, Inc., MWE
           Acquisition Corp. and Magicworks Entertainment Incorporated (incorporated by reference to the
           Company's Schedule 14d-1 filed with the Commission on August 13, 1998).

10.3       Asset Purchase Agreement, dated April 29, 1998, by and among Blackstone Entertainment LLC, its members, DLC Acquisition Corp., and SFX Entertainment, Inc. (incorporated by reference to
           Amendment No. 1 to Form S-1 (File No. 333-50079) filed with the Commission on May 5, 1998).

10.4       Stock Purchase Agreement, dated as of April 29, 1998, among SFX Sports Group, Inc., SFX
           Entertainment, Inc. and David Falk, Curtis Polk and G. Michael Higgins (incorporated by reference to Amendment No. 1 to Form S-1 (File No. 333-50079) filed with the Commission on May 5, 1998).

10.5       Purchase Agreement, dated April 29, 1998, by and among Oakdale Theater Concerts, LLC, Oakdale
           Development Limited Partnership and Oakdale Theater Concerts, Inc. (incorporated by reference to
           Amendment No. 1 to Form S-1 (File No. 333-50079) filed with the Commission on May 5, 1998).

10.6       Stock Purchase and Redemption Agreement, dated May 1, 1998, among Event Merchandising, Inc., its stockholders and EMI Acquisition Sub, Inc. (incorporated by reference to Amendment No. 1 to Form
           S-1 (File No. 333-50079) filed with the Commission on May 5, 1998).

10.7       Purchase Agreement, dated as of May 13, 1998, among SFX Entertainment, Inc., TBA Entertainment,
           Inc., TBA Entertainment Corporation and AWC Acquisition Corp. (incorporated by reference to
           Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the Commission on May 19, 1998).

                                     S-A-30

10.8      Purchase Agreement, dated as of May 13, 1998, among SFX Entertainment, Inc., Irving Azoff, Peach
          Street Partners, Ltd., Robert E. Geddes, individually and as trustee of the Robert E Geddes Family
          Trust, Miserendino Family Trust and Brian Murphy (incorporated by reference to Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the Commission on May 19, 1998).

10.9      Employment Agreement between the SFX Entertainment, Inc. and David Falk, dated as of April 29,
          1998 (incorporated by reference to Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the
          Commission on May 19, 1998).

10.10     Employment Agreement between SFX Entertainment, Inc. and Robert F.X. Sillerman, dated as of
          May 28, 1998 (incorporated by reference to Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the Commission on May 19, 1998).

10.11     Employment Agreement between SFX Entertainment, Inc. and Michael G. Ferrel, dated as of May 28,
          1998 (incorporated by reference to Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the
          Commission on May 19, 1998).

10.12     Employment Agreement between Sfx Entertainment, Inc. and Thomas P. Benson, dated as of May 28,
          1998 (incorporated by reference to Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the
          Commission on May 19, 1998).

10.13     Employment Agreement between SFX Entertainment, Inc. and Howard J. Tytel, dated as of May 28,
          1998 (incorporated by reference to Amendment No. 2 to Form S-1 (File No. 333-50079) filed with the
          Commission on May 19, 1998).

10.14     Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Current Report on Form 8-K filed with the Commission on June 3, 1998).

11.1      Statement Regarding Calculation of Per Share Earnings

27        Financial Data Schedule

(b) Reports on Form 8-K

     On March 10, 1998, the Company filed a Report on Form 8-K pursuant to Item 2 disclosing the consummation of its acquisitions of PACE Entertainment Corporation, BG Presents, Inc., The Contemporary Group, The Network Magazine Group, SJS Entertainment and Concert Southern Promotions. In addition, pursuant to Item 5, the Company disclosed its execution of a credit agreement with respect to a $300.0 million senior secured credit facility. The Form 8-K was amended on April 7, 1998, to include certain pro-forma financial information with respect to such acquisitions.

     On June 3, 1998, the Company filed a Report on Form 8-K pursuant to Item 5 in order to attach certain pro-forma financial information.

     On July 10, 1998, the Company filed a Report on Form 8-K pursuant to Item 2 disclosing the consummation of its acquisition of Blackstone Entertainment LLC.

     On August 5, 1998, the Company filed a Report on Form 8-K pursuant to Item 5 disclosing its entry into an agreement to acquire The Marquee Group, Inc.

                                     S-A-31

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   SFX ENTERTAINMENT, INC.

Date: August 14, 1998              By: /s/ Thomas P. Benson
                                       ---------------------------
                                       Thomas P. Benson
                                       Chief Financial Officer and
                                       Vice President

                                     S-A-32

                                    ANNEX B


          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto contain forward-looking statements that involve risks and uncertainties, therefore, the actual results of the Company may differ materially from those discussed herein. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

     In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Condensed Combined Financial Statements are based upon, and should be read in conjunction with, the historical financial statements of the Company, Magicworks, Don Law and certain of the businesses previously acquired by the company and the respective notes to such financial statements previously filed with the SEC. The pro forma information is based upon tentative allocations of purchase price and does not purport to be indicative of the results that would have been reported had such events actually occurred on the date specified, nor is it indicative of the Company's future results. Purchase accounting is based upon preliminary asset valuations, which are subject to change.

     The Company entered the live entertainment business in January 1997 with the acquisition of Delsener/Slater Enterprises, Ltd. ("Delsener/Slater"). In March 1997, the Company acquired the Meadows Music Theater ("Meadows") and in June 1997 the Company acquired Sunshine Promotions, Inc. and certain other related companies ("Sunshine Promotions"). The acquisitions of Delsener/Slater, Sunshine Promotions and the Meadows are collectively referred to herein as the "1997 Acquisitions."

     In January 1998, the Company acquired Westbury Music Fair. In February 1998, the Company acquired PACE Entertainment Corporation ("PACE"), Pavilion Partners ("Pavilion"), The Contemporary Group of Companies, (collectively "Contemporary"), BG Presents, Inc. ("BGP"), and Album Network, Inc., SJS Entertainment Corporation and the Network 40 (collectively "Network"). In March 1998, the Company acquired Concert/Southern Promotions ("Concert/Southern") and United Sports of America Motor Sports ("USA Motorsports"). In May 1998, the Company acquired Irvine Meadows Amphitheater, New Avalon, Inc., TBA Media, Inc. and West Coast Amphitheater (collectively "Avalon"). In June 1998 the Company acquired Oakdale Concerts, LLC and Oakdale Development Limited Partnership (collectively "Oakdale") and Falk Associates Management Enterprises, Inc. and Financial Advisory Management Enterprises, Inc. (collectively "FAME"). The acquisitions of Westbury Music Fair, PACE, Pavilion Partners, Contemporary, BGP, Network, Concert/Southern, USA Motorsports, Avalon, Oakdale and FAME are collectively referred to herein as the "Transactions."

     Since June 30, 1998, the Company has completed the acquisition of Magicworks for an aggregate consideration of $120.1 million, the acquisition of Don Law for an aggregate consideration of approximately $92.2 million and has also completed the acquisition of five other entertainment related companies in the theatrical and music segments, principally in the areas of programming, the acquisition of tours and merchandising (the "Other Subsequent Acquisitions") for an aggregate purchase price of $101.6 million in cash and $10.0 million in stock. Magicworks, Don Law and the Other Subsequent Acquisitions are collectively referred to herein as the "Subsequent Acquisitions."

     The Unaudited Pro Forma Condensed Combined Balance Sheet at June 30, 1998 is presented as if the Company had completed the Magicworks, Don Law and the Other Subsequent Acquisitions as of June 30, 1998.

     The Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 1997 and the six months ended June 30, 1998 are presented as if the Company had completed the 1997 Acquisitions, the Transactions and the Subsequent Acquisitions as of January 1, 1997.

     In addition, the Unaudited Pro Forma Condensed Combined Financial Statements do not reflect certain purchase price adjustments and future contingent payments, which may be payable pursuant to the various acquisition agreements.


                                     S-B-1

                            SFX ENTERTAINMENT, INC.
             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1998
                                (IN THOUSANDS)

                                                              PRO FORMA FOR THE
                                                           SUBSEQUENT ACQUISITIONS
                                                                      I
                                        SFX       -----------------------------------------   PRO FORMA
                                   ENTERTAINMENT    MAGICWORKS     DON LAW        OTHER      ADJUSTMENTS
                                      (ACTUAL)          A             B             C            II        PRO FORMA
                                  --------------- ------------- ------------- ------------- ------------ -------------
ASSETS:
Current assets ..................    $  350,396     $ (97,016)    $ (73,101)    $ (67,724)    $182,000    $  294,555
Property and equipment, net .....       235,664         2,105        27,481         2,659           --       267,909
Intangible assets, net ..........       625,125       108,657        62,761       107,067           --       903,610
Other assets ....................        31,976         5,676           149           584                     38,385
                                     ----------     ---------     ---------     ---------     --------    ----------
Total Assets ....................    $1,243,161     $  19,422     $  17,290     $  42,586     $182,000    $1,504,459
                                     ==========     =========     =========     =========     ========    ==========
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY:
Current liabilities .............    $  275,938     $  18,509     $  16,234     $  19,951     $     --    $  330,632
Deferred taxes ..................        47,358            --            --        10,000           --        57,358
Senior Subordinated Notes .......       350,000            --            --            --           --       350,000
Credit Facility .................       150,000            --            --            --      182,000       332,000
Other long-term debt ............        23,743           913           170            --           --        24,826
Capital lease obligations .......         6,042            --            --            --           --         6,042
Other liabilities ...............         2,835            --           886           510           --         4,231
Minority interest ...............         3,023            --            --         2,125           --         5,148
Temporary equity--stock
 subject to
 redemption .....................        16,500            --            --            --           --        16,500
Stockholders' equity ............       367,722            --            --        10,000           --       377,722
                                     ----------     ---------     ---------     ---------     --------    ----------
Total Liabilities &
 Stockholders' Equity ...........    $1,243,161     $  19,422     $  17,290     $  42,586     $182,000    $1,504,459
                                     ==========     =========     =========     =========     ========    ==========


                                     S-B-2

I. PRO FORMA FOR THE SUBSEQUENT ACQUISITIONS

A. MAGICWORKS

                                                                   AS OF JUNE 30, 1998 (000'S)
                                                     -------------------------------------------------------
                                                       MAGICWORKS          PRO FORMA           MAGICWORKS
                                                      AS REPORTED         ADJUSTMENTS        ACQUISITION (A)
                                                     -------------   --------------------   ----------------
ASSETS:
Current assets ...................................      $18,941          $  (113,447)(b)       $ (97,016)
                                                                              (2,510)(c)
Property and equipment, net ......................        2,105                                    2,105
Intangible assets, net ...........................          374              108,283 (e)         108,657
Other assets .....................................        5,676                   --               5,676
                                                        -------          -----------           ---------
Total Assets .....................................      $27,096          $    (7,674)          $  19,422
                                                        =======          ===========           =========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities ..............................      $14,509          $     4,000(b)        $  18,509
Long-term debt ...................................        6,116               (2,693)(b)             913
                                                                              (2,510)(c)
Other liabilities ................................           --                                       --
Stockholders' equity .............................        6,471               (6,471)(d)              --
                                                        -------          -----------           ---------
Total Liabilities & Stockholders' Equity .........      $27,096          $    (7,674)          $  19,422
                                                        =======          ===========           =========

----------
PRO FORMA ADJUSTMENTS:

(a) The pro forma financial statements do not include two immaterial acquisitions by Magicworks subsequent to June 30, 1998.

(b) To reflect the Magicworks acquisition for $113,447,000 in cash, excluding $4,000,000 in estimated fees and expenses and the assumption of $2,693,000 in convertible notes, which the Company is required to repay upon presentation for conversion into Magicworks Common Stock.

(c) To reflect the repayment of $2,510,000 of debt by Magicworks subsequent to June 30, 1998.

(d)   To reflect the elimination of Magicworks stockholder's equity.

(e) To reflect the excess of the purchase price paid over the fair value of net tangible assets acquired of $108,283,000.


                                     S-B-3

B. DON LAW

                                                             AS OF JUNE 30, 1998 (IN THOUSANDS)
                                                     ---------------------------------------------------
                                                        DON LAW           PRO FORMA
                                                      AS REPORTED        ADJUSTMENTS          DON LAW
                                                     -------------   -------------------   -------------
ASSETS:
Current assets ...................................      $19,098          $  (92,199)(a)      $ (73,101)
Property and equipment, net ......................       10,223              17,258 (b)         27,481
Intangible assets, net ...........................           --              62,761 (c)         62,761
Other assets .....................................          149                                    149
                                                        -------          ----------          ---------
Total Assets .....................................      $29,470          $  (12,180)         $  17,290
                                                        =======          ==========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities ..............................      $16,234          $       --          $  16,234
Long-term debt ...................................        8,940              (8,770)(a)            170
Other liabilities ................................          886                  --                886
Minority interest ................................           --
Stockholders' equity .............................        3,410              (3,410)(d)             --
                                                        -------          ----------          ---------
Total Liabilities & Stockholders' Equity .........      $29,470          $  (12,180)         $  17,290
                                                        =======          ==========          =========

----------
PRO FORMA ADJUSTMENTS:

(a) To reflect the Don Law acquisition for $92,199,000 in cash (including the repayment of $8,770,000 of the seller's debt).

(b) To reflect the increase in fair value allocated to certain fixed assets, primarily the Great Woods Amphitheater.

(c) To reflect the excess of the purchase price paid over the fair value of net tangible assets acquired of $62,761,000.

(d)   To reflect the elimination of Don Law's historical stockholders' equity.

                                     S-B-4

C. OTHER SUBSEQUENT ACQUISITIONS


     Reflects the combined historical balance sheets of the five businesses acquired by the Company in July and August of 1998. In the aggregate, such acquisitions are not material to the Company's financial position or results of operations.

                                                          AS OF JUNE 30, 1998 (000'S) (IN THOUSANDS)
                                                     -----------------------------------------------------
                                                          OTHER
                                                       SUBSEQUENT                                OTHER
                                                      ACQUISITIONS          PRO FORMA          SUBSEQUENT
                                                       AS REPORTED         ADJUSTMENTS        ACQUISITIONS
                                                     --------------   --------------------   -------------
ASSETS:
Current assets ...................................       $33,862          $  (101,586)(a)      $ (67,724)
                                                                                                      --
                                                                                                      --
                                                                                                      --
Property and equipment, net ......................         2,659                   --              2,659
                                                                                                      --
Intangible assets, net ...........................           512               96,555 (d)        107,067
                                                                               10,000 (g)             --
                                                                                                      --
                                                                                                      --
                                                                                                      --
Other assets .....................................           584                   --                584
                                                                                                      --
                                                         -------          -----------          ---------
Total Assets .....................................       $37,617          $     4,969          $  42,586
                                                         =======          ===========          =========
LIABILITIES AND STOCKHOLDERS'
 EQUITY:
Current liabilities ..............................       $17,951          $     2,000(f)       $  19,951
Deferred taxes ...................................            --               10,000 (g)         10,000
Long-term debt ...................................        10,000              (10,000)(e)             --
Other liabilities ................................           510                                     510
Minority Interest ................................            --                2,125 (b)          2,125
Stockholders' equity .............................         9,156               10,000 (a)         10,000
                                                                               (9,156)(c)
                                                         -------          -----------          ---------
Total Liabilities & Stockholders' Equity .........       $37,617          $     4,969          $  42,586
                                                         =======          ===========          =========

----------
PRO FORMA ADJUSTMENTS:

(a) To reflect the Other Subsequent Acquisitions for $101,586,000 in cash and $10,000,000 in stock.

(b) To record minority interest for the 20% of a certain entity not purchased by the Company.

(c) To reflect the elimination of the historical stockholders' equity of the Other Subsequent Acquisitions.

(d) To reflect the excess purchase price paid over the fair value of net tangible assets acquired.

(e)   To reflect the repayment of debt.

(f) To reflect expected future acquisition related payments based on projected future earnings.

(g) To reflect deferred taxes of $10,000,000 associated with the differences between the book and tax basis of assets and liabilities acquired.

II. PRO FORMA ADJUSTMENTS:

     Represents an additional $182,000,000 borrowed under the Company's credit facility to finance the Subsequent Acquisitions.


                                     S-B-5

                            SFX ENTERTAINMENT, INC.
        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1997
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  PRO FORMA
                                     SFX        FOR THE 1997     PRO FORMA FOR
                                ENTERTAINMENT   ACQUISITIONS   THE TRANSACTIONS
                                   (ACTUAL)           I               II
                               --------------- -------------- ------------------
Revenue ......................     $96,144        $14,243          $590,913
Operating expenses ...........      83,417        13,293            520,944
Depreciation &
 amortization ................       5,431         1,402             43,414
Corporate expenses, net of
 Triathlon fees ..............       2,206                            3,500
                                   -------                         --------
Operating income (loss) ......       5,090          (452)            23,055
Interest expense .............       1,590           171                 --
Other (income) expenses ......        (295)             (1)            (521)
Equity (income) loss from
 investments .................        (509)           --             (4,908)
Other expenses ...............          --            --                (38)
                                   -------        --------         --------
Income/(loss) before
 income tax expense ..........       4,304          (622)            28,522
Income tax expense
 (benefit) ...................         490            --              4,200
                                   -------        --------         --------
Net income (loss) ............     $ 3,814        $ (622)          $ 24,322
                                                  ========         ========
Accretion on put option ......          --
                                   -------
Net income (loss)
 applicable to common
 share .......................     $ 3,814
                                   =======
Net income (loss) per
 common share ................     $   .26
                                   =======
Weighted average common
 shares outstanding (2) ......      14,445
                                   =======

                                           PRO FORMA FOR
                                    THE SUBSEQUENT ACQUISITIONS
                                                III
                               -------------------------------------
                                                                         PRO FORMA
                                MAGICWORKS    DON LAW       OTHER       ADJUSTMENTS     PRO FORMA
                                     A           B            C             IV              V
                               ------------ ----------- ------------ ---------------- ------------
Revenue ......................   $ 63,916     $50,588     $ 93,050                     $ 908,854
Operating expenses ...........     60,475      43,741       89,240                       811,110
Depreciation &
 amortization ................      7,545       5,322       10,298                        73,412
                                                                                              --
                                                                                              --
Corporate expenses, net of
 Triathlon fees ..............         --          --           --          2,294 (c)      8,000
                                 --------     -------     --------          -----      ---------
Operating income (loss) ......     (4,104)      1,525       (6,488)        (2,294)        16,332
Interest expense .............         91                       --         59,778 (a)     61,630
Other (income) expenses ......       (150)         --          (31)                         (998)
Equity (income) loss from
 investments .................         --          --       (1,561)         1,463 (d)     (5,515)
Other expenses ...............        407        (329)          --         (1,463)(d)     (1,423)
                                 --------     -------     --------         ------      ---------
Income/(loss) before
 income tax expense ..........     (4,452)      1,854       (4,896)       (62,072)       (37,362)
Income tax expense
 (benefit) ...................        985          --           22           (840)(b)      4,857
                                 --------     -------     --------        -------      ---------
Net income (loss) ............   $ (5,437)    $ 1,854     $ (4,918)    $  (61,232)     $ (42,219)
                                 ========     =======     ========     ==========
Accretion on put option ......                                                            (3,300)
                                                                                       ---------
Net income (loss)
 applicable to common
 share .......................                                                         $ (45,519)
                                                                                       =========
Net income (loss) per
 common share ................                                                         $   (1.52)
                                                                                       =========
Weighted average common
 shares outstanding (2) ......                                                            30,390
                                                                                       =========

----------
(1) The Pro Forma Financial Statements do not include expected cost savings in connection with certain acquisitions associated with the elimination of duplicitive staffing and general and administrative expenses of $6,440,000.

(2) Includes 500,000 shares of Class A Common Stock issued to the PACE sellers in connection with the Fifth Year Put Option (such shares are not included in calculating the net loss per common share).


                                     S-B-6

I. PRO FORMA FOR THE 1997 ACQUISITIONS

     The Company acquired Delsener/Slater, the Meadows Music Theater and Sunshine Promotions on January 2, 1997, March 20, 1997 and June 24, 1997, respectively. These adjustments represent the historical operating results of the Meadows Music Theater and Sunshine Promotions prior to their respective acquisitions by the Company.

II. PRO FORMA FOR THE TRANSACTIONS

     The Company acquired PACE and Pavilion, Contemporary, BGP, Network, Concerts/Southern, and FAME on February 25, 1998, February 27, 1998, February 24, 1998, February 27, 1998, March 4, 1998, and June 4, 1998, respectively. In June 1998, the Company acquired Avalon and Oakdale, herein referred to as the Other Acquisitions. The following represents the historical operating results of these companies prior to their acquisition by the Company.

                               YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                         --------------------------------------------------------
                              PACE
                              AND
                            PAVILION    CONTEMPORARY       BGP         NETWORK
                          ACQUISITION    ACQUISITION   ACQUISITION   ACQUISITION
                               A              B             C             D
                         ------------- -------------- ------------- -------------
Revenue ................   $284,360       $103,300      $105,553       $28,322
Operating expenses .....    260,256         91,220        96,630        19,577
Depreciation &
 amortization ..........      6,053          1,320         1,027           351
Corporate expenses .....         --             --            --            --
                           --------       --------      --------       -------
Operating income
 (loss) ................     18,051         10,760         7,896         8,394
Interest expense .......      6,772            266           917           195
Other (income)
 expenses ..............      1,328           (357)         (270)          (78)
Equity (income) loss
 from investments ......     (7,399)            --            --            --
Other expenses .........        (38)            --            --            --
                           --------       --------      --------       -------
Income (loss) before
 income tax expense.....     17,388         10,851         7,249         8,277
Income tax expense
 (benefit) .............      3,569             --         1,687           127
                           --------       --------      --------       -------
Net income (loss) ......   $ 13,819       $ 10,851      $  5,562       $ 8,150
                           ========       ========      ========       =======
                                        YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                         --------------------------------------------------------------------------
                           CONCERTS/
                            SOUTHERN        FAME          OTHER         PRO FORMA       PRO FORMA
                          ACQUISITION   ACQUISITION   ACQUISITIONS     ADJUSTMENTS       FOR THE
                               E             F              G               H          TRANSACTIONS
                         ------------- ------------- -------------- ----------------- -------------
Revenue ................    $14,797       $10,881       $43,700        $       --       $590,913
Operating expenses .....     12,520         3,457        37,284                --        520,944
Depreciation &
 amortization ..........         79           115           461            34,008 (a)     43,414
Corporate expenses .....         --            --            --             3,500 (b)      3,500
                            -------       -------       -------        ----------       --------
Operating income
 (loss) ................      2,198         7,309         5,955           (37,508)        23,055
Interest expense .......         --            79         1,602            (9,831)(c)         --
Other (income)
 expenses ..............        (60)         (143)          (79)             (862)(d)       (521)
Equity (income) loss
 from investments ......         48            --            --               862 (d)     (4,908)
                                                             --             1,581 (f)         --
Other expenses .........         --            --                              --            (38)
                            -------       -------       -------        ----------       --------
Income (loss) before
 income tax expense.....      2,210         7,373         4,432           (29,258)        28,522
Income tax expense
 (benefit) .............         --           700           949            (2,832)(e)      4,200
                            -------       -------       -------        ----------       --------
Net income (loss) ......    $ 2,210       $ 6,673       $ 3,483        $  (26,426)      $ 24,322
                            =======       =======       =======        ==========       ========


                                     S-B-7

A. PACE AND PAVILION ACQUISITIONS

     Reflects the PACE acquisition, the separate acquisition of two partners' interest in the Pavilion partnership that owns certain amphitheaters operated by PACE and the acquisition of USA Motor Sports by PACE in March 1998.

                                                          YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                         ------------------------------------------------------------------------------
                                             PACE                                                            PACE AND
                                              AS           PAVILION      USA MOTOR        PRO FORMA          PAVILION
                                           REPORTED      AS REPORTED       SPORTS        ADJUSTMENTS       ACQUISITIONS
                                         ------------   -------------   -----------   -----------------   -------------
Revenue ..............................     $176,168       $ 98,632        $8,560         $   1,000(a)       $284,360
Operating expenses ...................      170,169         83,258         8,306            (1,477)(b)       260,256
Depreciation & amortization ..........        1,985          4,045            23                --             6,053
Other expenses .......................        1,139             --            --            (1,139)(c)            --
                                           --------       --------        ------         ---------          --------
Operating income (loss) ..............     $  2,875       $ 11,329        $  231         $   3,616          $ 18,051
Interest expense .....................        2,384          4,388            --                --             6,772
Other (income) expenses ..............           53          1,304           (29)               --             1,328
Equity (income) loss from
 investments .........................       (8,134)        (1,831)           --             2,566 (d)        (7,399)
Other expenses .......................           --             --           (38)               --               (38)
                                           --------       --------        ------         ---------          --------
Income/(loss) before income tax
 expense .............................     $  8,572       $  7,468        $  298         $   1,050          $ 17,388
Income tax expense (benefit) .........        3,569             --            --                --             3,569
                                           --------       --------        ------         ---------          --------
Net income (loss) ....................     $  5,003       $  7,468        $  298         $   1,050          $ 13,819
                                           ========       ========        ======         =========          ========

----------
PRO FORMA ADJUSTMENTS:

(a) To reflect non-cash revenue resulting from SFX granting Blockbuster naming rights to three venues for two years for no future consideration as part of its agreement to acquire Blockbuster's indirect 33 1/3% interest in Pavilion.

(b) Reflects the elimination of $570,000 of certain officers' salaries and bonuses which will not be paid under SFX's new employment contracts and of $907,000 of non-recurring costs incurred in connection with PACE's previously planned initial public offering, which was canceled. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on SFX's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of the PACE acquisition. Accordingly, no such bonus is reflected in the pro forma statement of operations because, if PACE's results were similar to those in these pro forma statements of operations, SFX would not be contractually obligated to pay a bonus.

(c) Reflects the elimination of non-recurring restricted stock compensation to PACE executives.

(d) To eliminate PACE's income from its 33 1/3% equity investment in Pavilion Partners.


                                     S-B-8

B. CONTEMPORARY ACQUISITION

     Reflects the Contemporary acquisition and the separate acquisition of the remaining 50% interest in Riverport Amphitheater Partners, a partnership that owns an amphitheater in St. Louis, Missouri that is operated by Contemporary.

                                                                YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                    -------------------------------------------------------------------
                                                     CONTEMPORARY      RIVERPORT          PRO FORMA        CONTEMPORARY
                                                      AS REPORTED     AS REPORTED        ADJUSTMENTS       ACQUISITION
                                                    --------------   -------------   ------------------   -------------
Revenue .........................................     $  89,053         $14,247         $       --          $103,300
Operating expenses ..............................        90,820          11,630            (11,230)(a)        91,220
Depreciation & amortization .....................           541             779                 --             1,320
                                                      ---------         -------         ----------          --------
Operating income (loss) .........................     $  (2,308)        $ 1,838         $   11,230          $ 10,760
Interest expense ................................           192              74                 --               266
Other (income) expenses .........................          (117)           (240)                --              (357)
Equity (income) from investments ................        (1,002)             --              1,002 (b)            --
                                                      ---------         -------         ----------          --------
Income/(loss) before income tax expense .........     $  (1,381)        $ 2,004         $   10,228          $ 10,851
Income tax expense (benefit) ....................            --              --                 --                --
                                                      ---------         -------         ----------          --------
Net income (loss) ...............................     $  (1,381)        $ 2,004         $   10,228          $ 10,851
                                                      =========         =======         ==========          ========

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the elimination of certain officers' salaries and bonuses and other consulting expenses which will not be paid under SFX's new employment and other contracts. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on SFX's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of Contemporary. Accordingly, no such bonus is reflected in the pro forma statement of operations because, if Contemporary's results were similar to those in these pro forma statements of operations, SFX would not be contractually obligated to pay a bonus.

(b) Reflects the elimination of Contemporary's equity income in Riverport Amphitheater Partners. Contemporary has acquired its partners' 50% interest in this venture.

C. BGP ACQUISITION

                                                      YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                    ------------------------------------------------
                                                     AS REPORTED        PRO FORMA            BGP
                                                         (A)           ADJUSTMENTS       ACQUISITION
                                                    -------------   -----------------   ------------
Revenue .........................................     $105,553         $      --          $105,553
Operating expenses ..............................       99,958            (3,328)(b)        96,630
Depreciation & amortization .....................        1,027                --             1,027
                                                      --------         ---------          --------
Operating income ................................     $  4,568         $   3,328          $  7,896
Interest expense ................................          917                --               917
Other (income) expenses .........................         (270)               --              (270)
                                                      --------         ---------          --------
Income/(loss) before income tax expense .........     $  3,921         $   3,328          $  7,249
Income tax expense (benefit) ....................        1,687                --             1,687
                                                      --------         ---------          --------
Net income ......................................     $  2,234         $   3,328          $  5,562
                                                      ========         =========          ========


                                     S-B-9

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects BGP's operating results for the twelve months ended January 31, 1998.

(b) Reflects the elimination of certain officers' salaries and bonuses and other consulting expenses which will not be paid under SFX's new employment and other contracts. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on SFX's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of BGP. Accordingly, no such bonus is reflected in the pro forma statement of operations because, if BGP's results were similar to those in these pro forma statements of operations, SFX would not be contractually obligated to pay a bonus.

D. NETWORK ACQUISITION

                                                               YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                    ------------------------------------------------------------------
                                                         THE
                                                       NETWORK
                                                       MAGAZINE          SJS             PRO FORMA          NETWORK
                                                     AS REPORTED     AS REPORTED        ADJUSTMENTS       ACQUISITIONS
                                                    -------------   -------------   ------------------   -------------
Revenue .........................................      $16,274         $14,218          $  (2,170)(b)       $28,322
Operating expenses ..............................       14,651          14,422             (2,170)(b)        19,577
                                                                                           (7,326)(a)
Depreciation & amortization .....................          224             127                                  351
                                                       -------         -------                              -------
Operating income (loss) .........................      $ 1,399         $  (331)         $   7,326           $ 8,394
Interest expense, net ...........................          159              36                 --               195
Other (income) expenses .........................           --             (78)                --               (78)
                                                       -------         -------          ---------           -------
Income/(loss) before income tax expense .........      $ 1,240         $  (289)         $   7,326           $ 8,277
Income tax expense (benefit) ....................           --             127                 --               127
                                                       -------         -------          ---------           -------
Net income (loss) ...............................      $ 1,240         $  (416)         $   7,326           $ 8,150
                                                       =======         =======          =========           =======

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the elimination of certain officers' salaries and bonuses which will not be paid under SFX's new employment contracts. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on SFX's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of the Network acquisitions. Accordingly, no such bonus is reflected in the pro forma statement of operations because, if Network's results were similar to those in these pro forma statements of operations, SFX would not be contractually obligated to pay a bonus.

(b) Reflects the elimination of transactions between Network Magazine and SJS.

                                     S-B-10

E. CONCERTS/SOUTHERN ACQUISITION

                                                   YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                  ----------------------------------------------
                                                                                      CONCERTS/
                                                                     PRO FORMA        SOUTHERN
                                                   AS REPORTED      ADJUSTMENTS      ACQUISITION
                                                  -------------   ---------------   ------------
Revenue .......................................      $14,797         $    --          $14,797
Operating expenses ............................       12,949            (429)(a)       12,520
Depreciation & amortization ...................           79              --               79
                                                     -------         -------          -------
Operating income ..............................      $ 1,769         $   429          $ 2,198
Other (income) expenses .......................          (60)             --              (60)
Equity (income) loss from investments .........           80             (32)(b)           48
                                                     -------         -------          -------
Income before income tax expense ..............      $ 1,749         $   461          $ 2,210
Income tax expense (benefit) ..................           --              --               --
                                                     -------         -------          -------
Net income ....................................      $ 1,749         $   461          $ 2,210
                                                     =======         =======          =======

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the elimination of certain officers' salaries and bonuses which will not be paid under SFX's new employment contracts. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on SFX's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of Concert/Southern. Accordingly, no such bonus is reflected in the pro forma statement of operations because, if Concert/Southern's results were similar to those in these pro forma statements of operations, SFX would not be contractually obligated to pay a bonus.

(b) Reflects the elimination of equity loss of a non-entertainment affiliated entity which was not acquired by SFX.

F. FAME ACQUISITION

                                                       YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                    --------------------------------------------------
                                                                         PRO FORMA            FAME
                                                     AS REPORTED        ADJUSTMENTS        ACQUISITION
                                                    -------------   -------------------   ------------
Revenue .........................................     $ 10,881                              $10,881
Operating expenses ..............................       13,002          $  (10,595)(a)        3,457
                                                                             1,050 (b)
Depreciation & amortization .....................          115                                  115
                                                      --------          ----------          -------
Operating income (loss) .........................       (2,236)              9,545            7,309
Interest expense ................................           79                                   79
Other (income) expenses .........................         (143)                                (143)
                                                      --------          ----------          -------
Income/(loss) before income tax expense .........       (2,172)              9,545            7,373
Income tax expense (benefit) ....................                              700 (c)          700
                                                      --------          ----------          -------
Net income (loss) ...............................     $ (2,172)         $    8,845          $ 6,673
                                                      ========          ==========          =======

                                     S-B-11

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the elimination of certain officers' distributions of earnings which will not be paid under SFX's new employment contracts. The FAME acquisition agreement provides for payments by SFX to the FAME sellers of additional amounts up to an aggregate of $15.0 million in equal annual installments over 5 years contingent on the achievement of certain EBITDA targets and for additional payments by SFX if FAME's EBITDA performance exceeds the target by certain amounts.

(b) Reflects salaries and officers' life insurance premiums to be paid by SFX.

(c)   Reflects an adjustment to the provision for state and local income taxes.

G. OTHER ACQUISITIONS

                                                                 YEAR ENDED DECEMBER 31, 1997 (IN THOUSANDS)
                                                    ---------------------------------------------------------------------
                                                        AVALON         OAKDALE           PRO FORMA           OTHER
                                                     ACQUISITION     ACQUISITION        ADJUSTMENTS       ACQUISITIONS
                                                    -------------   -------------   ------------------   -------------
Revenue .........................................      $27,265         $16,435                              $43,700
Operating expenses ..............................       24,404          14,720          $  (1,840)(a)        37,284
Depreciation & amortization .....................          410              51                                  461
Corporate expenses ..............................                                                                --
                                                       -------         -------          ---------           -------
Operating income (loss) .........................        2,451           1,664              1,840             5,955
Interest expense ................................           94           1,508                                1,602
Other (income) expenses .........................           --             (79)                                 (79)
Other expenses ..................................        1,581                             (1,581)(b)            --
                                                       -------         -------          ---------           -------
Income/(loss) before income tax expense .........      $   776         $   235              3,421             4,432
Income tax expense (benefit) ....................          249                                700 (c)           949
                                                       -------         -------          ---------           -------
Net income (loss) ...............................      $   527         $   235          $   2,721           $ 3,483
                                                       =======         =======          =========           =======

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the elimination of certain officers' bonuses and wages not expected to be paid under the Company's new employment contracts for Avalon. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on the Company's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of Avalon. Accordingly, no such bonus is reflected in the pro forma statement of operations because, if Avalon's results were similar to those in these pro forma statements of operations, the Company would not be contractually obligated to pay a bonus.

(b) To reclassify PACE's equity income in Avalon following the Avalon acquisition.

(c)   Reflects an adjustment to the provision for state and local income taxes.

H. PRO FORMA ADJUSTMENTS

(a) Reflects the increase in depreciation and amortization resulting from the preliminary purchase accounting treatment of the acquisitions. The Company amortizes goodwill over 15 years.

(b) To record incremental corporate overhead charges associated with headquarters personnel and general and administrative expenses that management estimates will be necessary as a result of the SFX acquisitions.

(c)   Reflects the elimination of $9,831,000 of historical interest expense.

                                     S-B-12

(d) To reclassify Delsener/Slater's equity income in the PNC Bank Arts Center venue following the acquisition of Pavilion Partners, which owns the other 50% equity interest in the venue.

(e) Represents an adjustment to the provision for state and local income taxes to reflect an approximate pro forma tax provision of $4,200,000. The calculation treats all companies acquired as "C" Corporations. The tax provision reflects the non-deductibility of approximately $17,000,000 of goodwill amortization, and tax savings related to the pro forma adjustments.

(f) To reclassify PACE's equity income in Avalon following the Avalon acquisition.


III. PRO FORMA FOR THE SUBSEQUENT ACQUISITIONS

A. MAGICWORKS

                                                       YEAR ENDED DECEMBER 31, 1997 IN (000'S)
                                                    ----------------------------------------------
                                                                       PRO FORMA       MAGICWORKS
                                                     AS REPORTED      ADJUSTMENTS      ACQUISITION
                                                    -------------   ---------------   ------------
Revenue .........................................      $63,916                          $ 63,916
Operating expenses ..............................       60,475                            60,475
Depreciation & amortization .....................          634         $ 6,911(a)          7,545
                                                       -------         -------          --------
Operating income (loss) .........................        2,807          (6,911)           (4,104)
Interest expenses ...............................          686            (595)(b)            91
Other (income) ..................................         (150)                             (150)
Other expenses ..................................          407                               407
                                                       -------         -------          --------
Income/(loss) before income tax expense .........      $ 1,864         $(6,316)         $ (4,452)
Income tax expense ..............................          747             238 (c)           985
                                                       -------         -------          --------
Net income (loss) ...............................      $ 1,117         $(6,554)         $ (5,437)
                                                       =======         =======          ========

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the increase of $6,911,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of Magicworks. The Company amortizes goodwill over 15 years.

(b)   Reflects the elimination of $595,000 of historical interest expense.

(c) To reflect a federal tax provision for the elimination of interest expense.

B. DON LAW

                                                        YEAR ENDED DECEMBER 31, 1997 IN (000'S)
                                                    ------------------------------------------------
                                                       DON LAW           PRO FORMA
                                                     AS REPORTED        ADJUSTMENTS         DON LAW
                                                    -------------   -------------------   ----------
Revenue .........................................      $50,588                             $50,588
Operating expenses ..............................       44,401         $     (610)(a)       43,741
                                                                              (50) (b)
Depreciation & amortization .....................        2,033              3,289 (c)        5,322
Corporate expenses ..............................                                               --
Other expenses ..................................                                               --
                                                       -------         ----------          -------
Operating income (loss) .........................        4,154             (2,629)           1,525
Interest expense ................................        1,072             (1,072) (d)          --
Other (income) expenses .........................         (329)                               (329)
                                                       -------         ----------          -------
Income/(loss) before income tax expense .........      $ 3,411         $   (1,557)         $ 1,854
Income tax expense (benefit) ....................                                               --
                                                       -------         ----------          -------
Net income (loss) ...............................      $ 3,411         $   (1,557)         $ 1,854
                                                       =======         ==========          =======

                                     S-B-13

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects adjustment to eliminate payments made to employees associated with membership interest.

(b) Reflects the elimination of certain officer's bonuses and wages not expected to be paid under the Company's new employment contracts. The amount of the pro forma adjustment to eliminate salaries and bonuses is based on the Company's agreements with the affected employees that a bonus will not be paid unless there is a significant improvement in the results of Don Law. Accordingly, no such bonus is reflected in the pro forma statement of operations as should Don Law's results be at a similar level to that in these pro forma statements of operations no bonus would be paid, and the Company would not be contractually obligated to pay a bonus.

(c) Reflects the increase of $3,289,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of Don Law. The Company amortizes goodwill over 15 years.

(d)   Reflects the elimination of $1,072,000 of historical interest expense.


C. OTHER SUBSEQUENT ACQUISITIONS

     Reflects the historical balance sheets of the five businesses acquired by the Company in July and August of 1998. In the aggregate, such acquisitions are not material to the Company's financial position or results of operations.

                                                        YEAR ENDED DECEMBER 31, 1997 IN (000'S)
                                                    ------------------------------------------------
                                                         OTHER
                                                      SUBSEQUENT                           OTHER
                                                     ACQUISITIONS       PRO FORMA        SUBSEQUENT
                                                      AS REPORTED      ADJUSTMENTS      ACQUISITIONS
                                                    --------------   ---------------   -------------
Revenue .........................................      $ 93,050                          $ 93,050
Operating expenses ..............................        89,240                            89,240
                                                                                               --
Depreciation & amortization .....................           430         $ 9,868(a)         10,298
                                                                                               --
Corporate expenses ..............................            --                                --
Other expenses ..................................
                                                       --------         -------          --------
Operating income (loss) .........................         3,380          (9,868)           (6,488)
Interest expense ................................           254            (254)(b)            --
Other (income) expenses .........................           (31)                              (31)
Equity (income) loss from investments ...........        (1,561)                           (1,561)
                                                       --------         -------          --------
Income/(loss) before income tax expense .........      $  4,718         $(9,614)         $ (4,896)
Income tax expense (benefit) ....................            22              --                22
                                                       --------         -------          --------
Net income (loss) ...............................      $  4,696         $(9,614)         $ (4,918)
                                                       ========         =======          ========

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the increase of $9,868,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of the Other Subsequent Acquisitions. The Company amortizes goodwill related to these five businesses over periods ranging from 10-15 years.

(b)   Reflects the elimination of historical interest expense of $254,000.

IV. PRO FORMA ADJUSTMENTS

(a) Reflects the incremental interest expense associated with additional borrowings under the credit facility and other debt and deferred compensation costs related to the Transactions and Subsequent Acquisitions.

(b)   To reflect a federal tax benefit for interest expense.

(c) To record incremental corporate overhead charges associated with headquarters personnel and general and administrative expenses that management estimates will be necessary as a result of the SFX acquisitions.

(d) To reflect the elimination of Pace's equity income in certain Magicworks tours.

                                     S-B-14

                            SFX ENTERTAINMENT, INC.

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED JUNE 30, 1998
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         PRO FORMA FOR THE
                                                                      SUBSEQUENT ACQUISITIONS
                                                     PRO FORMA                   II
                                        SFX           FOR THE    ----------------------------------
                                   ENTERTAINMENT   TRANSACTIONS   MAGICWORKS   DON LAW      OTHER
                                      (ACTUAL)           I            A           B           C
                                  --------------- -------------- ----------- ----------- ----------
Revenue .........................   $  292,342       $123,226     $ 37,135     $21,443    $52,956
Operating expenses ..............      270,681        111,568       35,039      18,577     38,317
Depreciation & amortization             19,174          8,317        3,772       2,661      5,149
Corporate expenses, net of
 Triathlon fees .................        3,329             --           --
Other expenses ..................       32,052             --           --          --
                                    ----------       --------     --------     -------    -------
Operating income (loss) .........      (32,894)         3,341       (1,676)        205      9,490
Interest expense ................       18,221             --           91                     --
Other (income) expenses .........       (2,499)          (403)         (74)       (166)        --
Equity (income) loss from
 investments ....................       (1,825)           569           --                   (985)
Other expenses ..................          398            132           --
                                    ----------       --------     --------     -------    -------
Income/(loss) before income
 tax expense ....................   $  (47,189)         3,043       (1,693)        371     10,475
Income tax expense (benefit).....        1,350            150          666          --
                                    ----------       --------     --------     -------    -------
Net income (loss) ...............      (48,539)      $  2,893     $ (2,359)    $   371    $10,475
                                                     ========     ========     =======    =======
Accretion on put option .........       (1,100)
                                    ----------
Net income (loss) applicable
 to common shares ...............   $  (49,639)
                                    ==========
Net income (loss) per
 common share ...................   $    (2.56)
                                    ==========
Weighted average common
 shares outstanding (2) .........       19,381
                                    ==========

                                      PRO FORMA
                                     ADJUSTMENTS
                                         III         PRO FORMA(1)
                                  ----------------- -------------
Revenue .........................                     $ 527,102
Operating expenses ..............                       474,182
Depreciation & amortization          $       --          39,073
Corporate expenses, net of
 Triathlon fees .................           671 (c)       4,000
Other expenses ..................                        32,052
                                                      ---------
Operating income (loss) .........          (671)        (22,205)
Interest expense ................        12,549 (a)      30,861
Other (income) expenses .........                        (3,142)
Equity (income) loss from
 investments ....................                        (2,241)
Other expenses ..................            --             530
                                     ----------       ---------
Income/(loss) before income
 tax expense ....................       (13,220)        (48,213)
Income tax expense (benefit).....          (569)(b)       1,597
                                     ----------       ---------
Net income (loss) ...............    $  (12,651)      $ (49,810)
                                     ==========
Accretion on put option .........                        (1,650)
                                                      ---------
Net income (loss) applicable
 to common shares ...............                     $ (51,460)
                                                      =========
Net income (loss) per
 common share ...................                     $   (1.72)
                                                      =========
Weighted average common
 shares outstanding (2) .........                        30,390
                                                      =========

----------
(1) The Pro Forma Financial Statements do not include expected cost savings in connection with certain acquisitions associated with the elimination of duplicative staffing and general and administrative expenses of $1,733,000.

(2) Includes 500,000 shares of Class A Common Stock issued to the PACE sellers in connection with the Fifth Year Put Option (such shares are not included in calculating the net loss per common share).

                                     S-B-15

I. PRO FORMA FOR THE TRANSACTIONS

     The Company acquired PACE (including USA Motor Sports), Pavilion, Contemporary, BGP, Network, Concerts Southern, and FAME on February 25, 1998, February 27, 1998, February 24, 1998, February 27, 1998, March 4, 1998, June 4, 1998, respectively. The following represent the operating results of these companies prior to their acquisition by the Company.

                           FOR THE SIX MONTHS ENDED JUNE 30, 1998 (IN THOUSANDS)
                         ---------------------------------------------------------
                             PACE &
                            PAVILION     CONTEMPORARY       BGP         NETWORK
                          ACQUISITIONS    ACQUISITION   ACQUISITION   ACQUISITION
                         -------------- -------------- ------------- -------------
Revenue ................    $ 84,199        $7,882     $16,075          $4,154
Operating expenses .....      83,643         8,255      16,801           3,949
Depreciation &
 amortization ..........       1,049           254         213              51
Corporate expenses .....
Other expenses .........
                            --------        ------     -------          ------
Operating income
 (loss) ................        (493)         (627)       (939)            154
Interest expense .......       1,148            --         165              37
                                  --
Other (income)
 expense ...............        (195)         (122)        (46)            (14)
8quity (income) loss
 from investments ......         549
Other expenses .........          19                       113
                            --------        ------     -------          ------
Income/(loss) before
 income tax expense.....      (2,014)         (505)     (1,171)            131
Income tax expense
 (benefit) .............        (475)                                        3
                            --------        ------     -------          ------
Net income (loss) ......    $ (1,539)       $ (505)    $(1,171)         $  128
                            ========        ======     =======          ======
                             FOR THE SIX MONTHS ENDED JUNE 30, 1998 (IN THOUSANDS)
                         --------------------------------------------------------------
                           CONCERTS/                                     PRO FORMA        PRO FORMA
                            SOUTHERN        FAME          OTHER         ADJUSTMENTS        FOR THE
                          ACQUISITION   ACQUISITION   ACQUISITIONS           A           TRANSACTIONS
                         ------------- ------------- -------------- ------------------- -------------
Revenue ................    $   524       $2,144       $   8,248                        $123,226
Operating expenses .....        638        2,037           9,167        $  (13,185)(a)   111,568
                                                                               263 (b)
Depreciation &
 amortization ..........          9           27             248             6,466 (c)     8,317
Corporate expenses .....                                      --
Other expenses .........                                      --                              --
                            -------       ------       ---------        ----------       -------
Operating income
 (loss) ................       (123)          80          (1,167)            6,456         3,341
Interest expense .......                      42              40            (1,432)(d)        --
Other (income)
 expense ...............                     (26)             --                            (403)
Equity (income) loss
 from investments ......         20                           --                             569
Other expenses .........                                    (370)              370 (e)       132
                            -------       ------       ---------        ----------       -------
Income/(loss) before
 income tax expense.....       (143)          64            (837)            7,518         3,043
Income tax expense
 (benefit) .............                                                       622 (f)       150
                            -------       ------       ---------        ----------       -------
Net income (loss) ......    $  (143)      $   64       $    (837)       $    6,896       $ 2,893
                            =======       ======       =========        ==========       =======

----------
A. PRO FORMA ADJUSTMENTS:

(a) To reflect the elimination of $10,723,000 of PACE's non-cash stock and other non-recurring compensation, $1,173,000 and $1,289,000 of Network's and FAME's excess compensation, respectively.

(b) Reflects salaries and officers' life insurance premiums to be paid by the Company.

(c) Reflects the increase of $6,466,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of the Transaction and Subsequent Acquisitions. The Company amortizes goodwill over 15 years.


(d)   Reflects the elimination of $1,432,000 of historical interest expense.

(e) To reclassify $370,000 of PACE's equity income in Avalon following the Avalon acquisition.

(f) Represents an adjustment to the provision for their state and local income taxes to reflect an approximate pro forma tax provision of $622,000. The calculation treats all companies to be acquired as "C" Corporations.


                                     S-B-16

II. PRO FORMA FOR THE SUBSEQUENT ACQUISITIONS

A. MAGICWORKS

                                                      SIX MONTHS ENDED JUNE 30, 1998 IN (000'S)
                                                    ----------------------------------------------
                                                                       PRO FORMA       MAGICWORKS
                                                     AS REPORTED      ADJUSTMENTS      ACQUISITION
                                                    -------------   ---------------   ------------
Revenue .........................................      $37,135                          $ 37,135
Operating expenses ..............................       35,039                            35,039
Depreciation & amortization .....................          188         $ 3,584(a)          3,772
                                                       -------         -------          --------
Operating income (loss) .........................        1,908          (3,584)           (1,676)
Interest expense ................................          611            (520)(b)            91
Other (income) ..................................          (74)                              (74)
                                                       -------         -------           --------
Income/(loss) before income tax expense .........        1,371          (3,064)           (1,693)
Income tax expense (benefit) ....................          458             208 (c)           666
                                                       -------         -------          --------
Net income (loss) ...............................      $   913         $(3,272)         $ (2,359)
                                                       =======         =======          ========

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the increase of $3,584,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of Magicworks. The Company amortizes goodwill over 15 years.

(b)   Reflects the elimination of $520,000 of historical interest expense.

(c) To reflect a federal tax provision for the elimination of interest expense.

B. DON LAW

                                                                        SIX MONTHS ENDED JUNE 30, 1998 IN (000'S)
                                                                 --------------------------------------------------------
                                                                    DON LAW          PRO FORMA
                                                                  AS REPORTED       ADJUSTMENTS       PENDING ACQUISITION
                                                                 -------------   -----------------   --------------------
Revenue ......................................................      $21,443         $      --              $21,443
Operating expenses ...........................................       18,577                --               18,577
Depreciation & amortization ..................................          690            (1,971)(a)            2,661
Corporate expenses ...........................................           --
Other expenses ...............................................           --                --                   --
                                                                    -------         ---------              -------
Operating income (loss) ......................................        2,176            (1,971)                 205
Interest expense .............................................          384              (384)(b)               --
Other (income) ...............................................         (166)               --                 (166)
Equity (income) loss from investments ........................           --                --                   --
Other expenses principally related to the (Spin-Off) .........           --                --                   --
                                                                    -------         ---------              -------
Income/(loss) before income tax expense ......................        1,958            (1,587)                 371
Income tax expense (benefit) .................................           --                --                   --
                                                                    -------         ---------              -------
Net income (loss) ............................................      $ 1,958         $  (1,587)             $   371
                                                                    =======         =========              =======

----------
(a) Reflects the increase of $1,971,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of Don Law. The Company amortizes goodwill over 15 years.

(b)   Reflects the elimination of $384,000 of historical interest expense.

                                     S-B-17

C. OTHER SUBSEQUENT ACQUISITIONS

     Reflects the historical Balance sheets of the five businesses acquired by the Company in July and August of 1998. In the aggregate, such acquisitions are not material to the Company's financial position or results of operations.

                                                                     SIX MONTHS ENDED JUNE 30, 1998 IN (000'S)
                                                                 -------------------------------------------------
                                                                      OTHER
                                                                   SUBSEQUENT                            OTHER
                                                                  ACQUISITIONS        PRO FORMA        SUBSEQUENT
                                                                   AS REPORTED       ADJUSTMENTS      ACQUISITIONS
                                                                 --------------   ----------------   -------------
Revenue ......................................................      $52,956                             $52,956
Operating expenses ...........................................       38,317                              38,317
Depreciation & amortization ..................................          191          $ 4,958 (a)          5,149
Corporate expenses ...........................................           --                                  --
Other expenses ...............................................
                                                                    -------          --------           -------
Operating income (loss) ......................................       14,448            (4,958)            9,490
Interest expense .............................................          404              (404)(b)            --
Other (income) expenses ......................................           --                --
Equity (income) loss from investments ........................         (985)                               (985)
Other expenses principally related to the (Spin-Off) .........           --                --                --
                                                                    -------          --------           -------
Income/(loss) before income tax expense ......................       15,029            (4,554)           10,475
Income tax expense (benefit) .................................           --                                  --
                                                                    -------          --------           -------
Net income (loss) ............................................      $15,029          $ (4,554)          $10,475
                                                                    =======          ========           =======

----------
PRO FORMA ADJUSTMENTS:

(a) Reflects the increase of $4,958,000 in depreciation and amortization resulting from the preliminary purchase accounting treatment of the Subsequent Acquisitions, excluding Don Law. The Company amortizes goodwill related to these five businesses over periods ranging from 10-15 years.

(b)   Reflects the elimination of $404,000 of historical interest expense


III. PRO FORMA ADJUSTMENTS

(a) Reflects the recording of incremental interest expense associated with the borrowings under the credit facility and other debt and deferred compensation costs related to the Transactions and Subsequent Acquisitions.

(b)   To reflect a federal tax benefit for interest expense.

(c) To record incremental corporate overhead charges associated with headquarters personnel and general and administrative expenses that management estimates will be necessary as a result of the SFX acquisitions.

                                     S-B-18